AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 21, 1997
                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                                COACH USA, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                                    4141                                     76-0496471
    (STATE OR OTHER JURISDICTION              (PRIMARY STANDARD INDUSTRIAL                      (I.R.S. EMPLOYER
  OF INCORPORATION OR ORGANIZATION)           CLASSIFICATION CODE NUMBER)                    IDENTIFICATION NUMBER)

                            ONE RIVERWAY - SUITE 600
                            HOUSTON, TEXAS 77056-1903
                                 (888) COACH-US
               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
        INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                              RICHARD H. KRISTINIK
                             CHIEF EXECUTIVE OFFICER
                                 COACH USA, INC.
                            ONE RIVERWAY - SUITE 600
                            HOUSTON, TEXAS 77056-1903
                                 (888) COACH-US
              (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                    COPY TO:

                                Douglas M. Cerny
                                 Coach USA, Inc.
                            One Riverway - Suite 600
                            Houston, Texas 77056-1903
                                 (888) COACH-US

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.

                            ------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

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
=====================================================================================================================
                                                                PROPOSED            PROPOSED
                                                                MAXIMUM             MAXIMUM            AMOUNT OF
       TITLE OF EACH CLASS OF             AMOUNT TO BE       OFFERING PRICE        AGGREGATE          REGISTRATION
     SECURITIES TO BE REGISTERED         REGISTERED            PER SHARE         OFFERING PRICE(1)        FEE
---------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value.........                                            $53,959,347.75          $ 16,352
=====================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) on the basis of the average of the high and low prices of the Common Stock reported on the New York Stock Exchange on May 15, 1997.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

******************************************************************************
*                                                                            *
*   INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A    *
*   REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED       *
*   WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT    *
*   BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE          *
*   REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT      *
*   CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR   *
*   SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH   *
*   OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR   *
*   QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.               *
*                                                                            *
******************************************************************************

                                                           SUBJECT TO COMPLETION
                                                                    MAY 21, 1997

                                1,931,481 SHARES

                                     [LOGO]

                                  COMMON STOCK
                            ------------------------

     This Prospectus covers 1,931,481 shares of common stock, $.01 par value (the "Common Stock"), which may be offered by certain stockholders (the "Selling Stockholders") of Coach USA, Inc. (the "Company") from time to time directly or through one or more broker-dealers, in one or more transactions on the New York Stock Exchange ("NYSE"), otherwise in the over-the-counter market, in negotiated transactions or otherwise, or through a combination of such methods, at fixed prices, which may be changed, at market prices or at negotiated prices. All of the shares to be sold by any of the Selling Stockholders were issued pursuant to the acquisition by the Company of various businesses which were previously owned by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of any shares by the Selling Stockholders. All expenses of registration of the shares which may be offered hereby under the Securities Act of 1933, as amended (the "Securities Act") will be paid by the Company (other than underwriting discounts and selling commissions, and fees and expense of advisers to the Selling Stockholders).

     As of May 20, 1997 the Company had 18,215,229 shares of its Common Stock outstanding, of which 7,705,000 are registered and available for unrestricted trading on the NYSE. The shares of Common Stock offered hereby have been approved for trading on the New York Stock Exchange. On May 20, 1997, the closing price of the Common Stock on the New York Stock Exchange was $26 5/8 per share as published in THE WALL STREET JOURNAL on May 21, 1997.

     The Company is a Delaware corporation and all references herein to the Company refer to the Company and its subsidiaries.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS          , 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission").
Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained from the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains an Internet Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The address of that site is http://www.sec.gov.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to such Registration Statement and exhibits. A copy of the Registration Statement on file with the Commission may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission or through the Commission's Internet Web site.

     The Company's Common Stock is traded on the NYSE. Proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission pursuant to the Exchange Act are incorporated herein by reference.

     (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1996;

     (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

     (iii) the description of the Common Stock contained in the Company's registration statement on Form 8-A (File No. 1-12939) filed with the Commission on April 29, 1997 pursuant to Section 12 of the Exchange Act; and

     (iv) the Company's report on Form 8-K, filed with the Commission on September 13, 1996, as amended by the Company's Form 8-K/A filed with the Commission on November 12, 1996.

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will furnish without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of the documents, including exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be made to: Coach USA, Inc., One Riverway, Suite 600, Houston, Texas 77056,
Attention: Corporate Secretary; telephone 1-888-COACH-US.

                                  RISK FACTORS

     AN INVESTMENT IN THE COMPANY INVOLVES A SIGNIFICANT DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN ADDITION TO OTHER INFORMATION INCLUDED IN THIS PROSPECTUS BEFORE MAKING AN INVESTMENT IN THE COMMON STOCK. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS CONCERNING THE COMPANY'S OPERATIONS, ECONOMIC PERFORMANCE AND FINANCIAL CONDITION, INCLUDING, IN PARTICULAR, THE LIKELIHOOD OF THE COMPANY'S SUCCESS IN DEVELOPING AND EXPANDING ITS BUSINESS. THESE STATEMENTS ARE BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE COMPANY, AND REFLECT FUTURE BUSINESS DECISIONS THAT ARE SUBJECT TO CHANGE. SOME OF THESE ASSUMPTIONS INEVITABLY WILL NOT MATERIALIZE, AND UNANTICIPATED EVENTS WILL OCCUR THAT WILL AFFECT THE COMPANY'S RESULTS.

EFFECTS OF LEVERAGE

     The Company is highly leveraged. On December 31, 1996, the Company had total indebtedness of approximately $131.5 million. The Company's ability to make scheduled payments of principal of, or to pay the interest or liquidated damages, if any, on, or to refinance, its indebtedness, or to fund planned capital expenditures or future acquisitions will depend on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. Based upon the current level of operations and anticipated cost savings and revenue growth, management believes that cash flow from operations and available cash, together with available borrowings under the Company's $181 million revolving credit facility ("the Credit Facility"), will be adequate to meet the Company's anticipated future requirements for working capital, budgeted capital expenditures, acquisitions and scheduled payments of principal and interest on its indebtedness for the next several years. The Company may, however, need to refinance all or a portion of the principal of its indebtedness on or prior to maturity. There can be no assurance that the Company's business will generate sufficient cash flow from operations or that anticipated revenue growth and operating improvements will be realized or that future borrowings will be available under the Credit Facility in an amount sufficient to enable the Company to service its indebtedness, make anticipated capital expenditures or fund future acquisitions. In addition, there can be no assurance that the Company will be able to effect any such refinancing on commercially reasonable terms or at all.

LIMITED COMBINED OPERATING HISTORY

     The Company was founded in September 1995 but conducted no operations and generated no revenues prior to the closing of the initial public offering. The Company acquired six founding companies (the "Founding Companies") simultaneously with the closing of the initial public offering. Prior to their acquisition by the Company, the Founding Companies and all subsequent acquisitions operated as separate independent entities, and there can be no assurance that the Company will be able to successfully integrate the operations of these businesses or institute the necessary Company-wide systems and procedures to successfully manage the combined enterprise on a profitable basis. The Company's management group has been assembled for approximately one year, and there can be no assurance that the management group will be able to effectively manage the combined entity or effectively implement the Company's internal growth strategy and acquisition program. The historical financial results of the Company, the Founding Companies and the subsequent acquisitions cover periods when the Company, the Founding Companies and the subsequent acquisitions were not under common control or management and, therefore, may not be indicative of the Company's future financial or operating results. The inability of the Company to successfully integrate the Founding Companies and the subsequent acquisitions could have a material adverse effect on the Company's business, financial condition and results of operations and would make it unlikely that the Company's acquisition program could continue to be successful. See "Management."

HOLDING COMPANY STRUCTURE

     The Company conducts all of its operations through subsidiaries. Accordingly, the Company relies on dividends and cash advances from its subsidiaries to provide funds necessary to meet its obligations. The ability of any such subsidiary to pay dividends or make cash advances is subject to applicable laws and contractual restrictions, including restrictions under credit agreements between such subsidiaries and third party lenders.

CAPITAL AVAILABILITY RISKS RELATED TO ACQUISITION FINANCING

     The Company intends to continue to finance future acquisitions by issuing shares of its Common Stock for all or a substantial portion of the consideration to be paid. In the event that the Common Stock does not maintain a sufficient market value, or potential acquisition candidates are otherwise unwilling to accept Common Stock as part of the consideration for the sale of their businesses, the Company may be required to utilize more of its cash resources, if available, in order to maintain its acquisition program. If the Company does not have sufficient cash resources, its growth could be limited unless it is able to obtain additional capital through debt or equity financings. Although the Company has established a line of credit which provides for aggregate credit capacity of $221 million, there can be no assurance that the Company will be able to obtain all the financing it will need in the future on terms the Company deems acceptable.

     The Credit Facility contains customary restrictive covenants, including requiring the Company to maintain: consolidated Net Worth, as defined therein, plus consolidated Subordinated Debt, as defined therein, at a level not less than (i) the greater of 90% of the consolidated Net Worth of the Company as of June 30, 1996, or $35,000,000, plus (ii) 90% of the Company's cumulative annual consolidated net earnings, plus (iii) 100% of the net proceeds resulting from sales or issuances of stock or subordinated debt; Tangible Net Worth, as defined therein, of the Company at not less than 50% of the consolidated Net Worth of the Company, and a Fixed Charge Coverage Ratio, as defined therein, of not less than 1.25 to 1.0.

RISKS RELATED TO THE COMPANY'S ACQUISITION STRATEGY

     The Company intends to continue to grow primarily through the acquisition of additional motorcoach and other passenger ground transportation businesses. Increased competition for acquisition candidates may develop, in which event there may be fewer acquisition opportunities available to the Company as well as higher acquisition prices. There can be no assurance that the Company will be able to continue to identify, acquire or profitably manage additional businesses or successfully integrate acquired businesses, if any, into the Company without substantial costs, delays or other operational or financial problems. Further, acquisitions involve a number of special risks, including possible adverse effects on the Company's operating results, diversion of management's attention, failure to retain key acquired personnel, risks associated with unanticipated events or liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, there can be no assurance that the Founding Companies, the subsequent acquisitions or other businesses acquired in the future will achieve anticipated revenues and earnings. See "Business -- Business Strategy."

LABOR RELATIONS

     The Company currently has approximately 6,000 employees, approximately 4,000 of whom are motorcoach drivers. At March 31, 1997, approximately 2,500 of the Company's employees were members of various labor unions. The Company's inability to negotiate acceptable contracts with these unions as existing agreements expire could result in strikes by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized employees were to engage in a strike or other work stoppage, or other employees were to become unionized, the Company could experience a significant disruption of its operations and higher ongoing labor costs, which could have a material adverse effect on the Company's business and results of operations. See "Business -- Drivers and Other Personnel."

SUBSTANTIAL SEASONALITY OF THE MOTORCOACH BUSINESS

     The motorcoach business is subject to seasonal variations in operations. During the winter months, operating costs are higher due to the cold weather and demand for motorcoach services is lower, particularly because of a decline in tourism. As a result, the Company expects its revenues and results of operations to be lower in the first and fourth quarters than in the second and third quarters of each year.

FUEL PRICES AND TAXES

     Fuel is a significant cost to the Company. Fuel prices are subject to sudden increases as a result of variations in supply levels and demand. Any sustained increase in fuel prices could adversely affect the Company's results of operations unless it were able to increase prices. From time to time, there are efforts at the Federal or state level to increase fuel or highway use taxes, which, if enacted, also could adversely affect the Company's results of operations. See "Business -- Fuel Availability and Costs."

INSURANCE COSTS; CLAIMS

     The Company's cost of maintaining personal injury, property damage and workers' compensation insurance is significant. The Company could experience higher insurance premiums as a result of adverse claims experience or because of general increases in premiums by insurance carriers for reasons unrelated to the Company's own claims experience. As an operator of motorcoaches and other vehicles, the Company is exposed to claims for personal injury or death and property damage as a result of accidents. The Company is self-insured for the first $100,000 of losses per incident involving a motorcoach and is self-insured for the first $250,000 of losses per incident involving a taxicab. If the Company were to experience a significant increase in the number of claims for which it is self-insured or claims in excess of its insurance limits, its results of operations and financial condition would be adversely affected. See "Business -- Risk Management and Insurance."

CAPITAL REQUIREMENTS

     The Company's operations require significant capital in order to maintain a modern fleet of motorcoaches and to achieve internal growth. The Company has historically financed the acquisition of new motorcoaches with debt financing. A new motorcoach costs in excess of $300,000, and there can be no assurance that adequate financing will be available in the future on terms favorable to the Company to enable the Company to efficiently maintain operations and implement any expansion of service through a larger fleet. In addition, as motorcoaches age, they require increasing amounts of maintenance and, therefore, are more expensive to operate. The Company's inability to obtain, or a material delay in obtaining, the financing necessary to acquire replacement motorcoaches as needed would have an adverse effect on the Company's results of operations due to higher operating costs associated with operating an aging fleet. See
"Business -- Equipment."

GOVERNMENT SUBSIDIES

     Payments to the Company under a number of its commuter and transit contracts are funded through Federal or state subsidy programs, and, without these subsidies, the state or local transit authority may be unwilling to continue to renew these contracts. In addition, many of the motorcoaches provided at nominal rent to the Company under these contracts are purchased with funds provided by Federal programs. If funding for these Federal programs were eliminated or curtailed, the Company would be required to operate existing motorcoaches longer than economically practicable or be forced to acquire replacement equipment. Either alternative could result in an increase in the Company's costs of operations or could cause the Company to decide not to renew some of its contracts. See "Business -- Services Provided."

SIGNIFICANT REGULATION

     As a result of the enactment of the ICC Termination Act of 1995, interstate motorcoach operations previously regulated by the Interstate Commerce Commission became subject, as of January 1, 1996, to regulatory requirements administered by the Federal Highway Administration (the "FHWA") and the new Surface Transportation Board, both units of the United States Department of Transportation. Motorcoach operators subject to FHWA jurisdiction are required to be registered with the FHWA and to maintain minimum amounts of insurance. The Surface Transportation Board must approve or exempt any consolidation or merger of two or more regulated interstate motorcoach operators or the acquisition of one such operator by another. As of May 15, 1997, the Company had received Surface Transportation Board (the "STB") approval for all acquisitions completed through February 1997. However, future acquisitions of other motorcoach operators must be approved or exempted from the need for regulatory approval by the Surface Transportation Board. There can be no assurance that the Company will be able to obtain such approval or exemption with respect to acquisitions subsequent to February 1997. Motorcoach operators are also subject to extensive safety requirements and requirements imposed by environmental laws, workplace safety and anti-discrimination laws, including the Americans with Disabilities Act. Safety, environmental and vehicle accessibility requirements for motorcoach operators have increased in recent years, and this trend could continue. The FHWA and state regulatory agencies have broad power to suspend, amend or revoke the Company's operating authorizations for failure to comply with statutory requirements, including safety and insurance requirements. A number of states, such as New Jersey, Nevada and Pennsylvania, require motorcoach operators to obtain authority to operate over certain specified intrastate routes, and, in some instances, such authority cannot be obtained if another operator already has obtained authority to operate on that route. As a result, there may be regulatory constraints on the expansion of the Company's operations in these states. Furthermore, the Company currently has a competitive advantage with respect to certain of its existing route authorities as a result of this regulatory posture. Therefore, if New Jersey or another highly regulated state in which the Company has operations were to reduce the level of regulation, the Company's competitive advantage arising from such regulation could be lost. Similarly, the Company's taxicab service operations are regulated primarily at the local municipality level. Local regulations applicable to taxicab services focus on the entry of new operators into the marketplace and the aggregate number of vehicles which will have authority to operate as well as the fares that can be charged for providing transportation services via taxicabs. These regulations may limit the Company's ability to expand the size of its taxicab fleet. See "Business -- Regulation."

POTENTIAL EXPOSURE TO ENVIRONMENTAL LIABILITIES

     The Company's operations are subject to various environmental laws and regulations, including those dealing with air emissions, water discharges and the storage, handling and disposal of petroleum and hazardous substances. The motorcoach and ground passenger transportation services industry may in the future become subject to stricter regulations. There have been spills and releases of hazardous substances, including petroleum and petroleum related products, at several of the Company's operating facilities in the past. As a result of past and future operations at these facilities, the Company may be required to incur remediation costs and may be subject to penalties. In addition, although the Company intends to conduct appropriate due diligence with respect to environmental matters in connection with future acquisitions, there can be no assurance that the Company will be able to identify or be indemnified for all potential environmental liabilities relating to any acquired business. See "Business -- Environmental Matters."

SUBSTANTIAL COMPETITION

     The motorcoach and ground transportation industry is highly competitive, fragmented and subject to rapid change, particularly with regard to recreational and excursion services and commuter and transit services. There are numerous other companies that provide these services, a number of which are as large or larger than the Company on a national or regional basis and thousands of which are small, independent and serve local populations. Certain of these competitors operate in several of the Company's existing or target markets, and others may choose to enter those markets in the future. The majority of the Company's competition is made up of smaller regional or local operators with a strong presence in their respective local markets. As a result of these factors, the Company may lose customers or have difficulty in acquiring new customers. See "Business -- Competition."

RELIANCE ON KEY PERSONNEL

     The Company's operations are dependent on the continued efforts of its executive officers and the senior management of the operating subsidiaries. Furthermore, the Company will likely be dependent on the senior management of any businesses acquired in the future. If any of these persons becomes unable to continue in his or her present role, or if the Company is unable to attract and retain other qualified employees, the Company's business or prospects could be adversely affected. Although the Company or an operating subsidiary has entered into an employment agreement with each of the Company's executive officers and key managers, there can be no assurance that any individual will continue in his present capacity with the Company or operating subsidiary for any particular period of time. The Company does not intend to obtain key man life insurance covering any of its executive officers or other members of senior management. See "Management."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock traded on the Nasdaq National Market from May 14, 1996 to May 8, 1997, when it began trading on the NYSE. The following table sets forth the high and low last sale prices for the Common Stock for the period from May 14, 1996, the date of the initial public offering.

                                        HIGH      LOW
                                        ----      ----
1996
Second quarter (from May 14).........   $22 3/4   $ 17 5/8
Third quarter........................    27 1/2     18
Fourth quarter.......................    32         25
1997
First quarter........................    34 1/4     28
Second quarter (through May 20)......    31 1/4     25 3/16

     At May 20, 1997, there were approximately 150 stockholders of record of the Company's Common Stock. On May 20, 1997, the last reported sale price of the Common Stock on the NYSE was $26 5/8 per share.

     The Company intends to retain all of its earnings, if any, to finance the expansion of its business and for general corporate purposes, including future acquisitions, and does not anticipate paying any cash dividends on its Common Stock for the foreseeable future. In addition, the Company's revolving credit facility includes, and any additional lines of credit established in the future may include, restrictions on the ability of the Company to pay dividends without the consent of the lender.

                                    BUSINESS

     The Company is the largest provider of motorcoach charter, tour and sightseeing services and one of the five largest non-municipal providers of commuter and transit motorcoach services in the United States. The Company also provides airport ground transportation, paratransit and taxicab and other related passenger ground transportation services. The Company operates across the U.S., serving a broad customer base (no single customer accounted for more than 3% of pro forma revenues in 1996) with a fleet of approximately 2,700 motorcoaches and other high occupancy vehicles. For the year ended December 31, 1996, the Company generated pro forma total operating revenues of $382.5 million.

     The motorcoach industry is highly fragmented with approximately 5,000 motorcoach operators which collectively generated approximately $20 billion in revenues in 1996. The motorcoach industry in the United States can be broadly divided into three types of services: (i) recreation and excursion (charter, tour and sightseeing); (ii) commuter and transit; and (iii) regularly scheduled intercity services. The Company operates primarily in the first two categories, which collectively generated approximately $19 billion in revenues in 1996. The Company believes there will be increasing demand for recreation and excursion services, commuter and transit motorcoach services and airport related services for a broad range of customers based on a number of factors, including: growing travel and tourism industry, privatization, outsourcing, expanding metropolitan areas and increasing airport congestion.

     The Company enjoys a number of business attributes that position it to benefit, both financially and operationally, from the consolidation of this highly fragmented industry. The Company believes that it can continue to achieve significant economies of scale as it acquires and integrates additional motorcoach operators (such as savings in insurance, equipment purchases, financing and the centralization of certain administrative functions), which should provide continued margin expansion. The Company also believes that by continuing to remove the burden and attention-diverting responsibility of administrative and support functions, the management of the operating companies and any other acquired businesses will be able to focus on pursuing new business opportunities and improving equipment utilization and yields. The Company is diversified from the standpoint of geography, customer base and type of business, characteristics which provide it with insulation from disruption in any particular area, customer or business. In addition, the Company benefits from a strong balance sheet as a result of its two 1996 equity offerings in which it raised $96.6 million, as well as from using the Company's Common Stock as a significant component of the consideration for its acquisitions.

INDUSTRY OVERVIEW

     The motorcoach industry is highly fragmented with approximately 5,000 motorcoach operators, which collectively generated approximately $20 billion in revenues in 1996. The motorcoach industry in the United States can be broadly divided into three types of services: (i) recreation and excursion (charter, tour and sightseeing; (ii) commuter and transit; and (iii) regularly scheduled intercity service.

     The Company believes that there will be increasing demand for recreation and excursion services, commuter and transit motorcoach services and airport related services for a broad range of customers based on a number of factors, including:

  GROWING TRAVEL AND TOURISM INDUSTRY

     Travel and tourism is among the fastest growing industries in the United States. Nationwide charter users include such large organizations as AAA, AARP and convention organizers, whose members are potential users of motorcoach services. As the population of the United States continues to age, the Company believes more people will find motorcoach touring an attractive, low cost alternative to travel by automobile. Also, the number of European and Asian tourists traveling to the United States continues to increase, and motorcoach travel is a popular way for these tourists to travel in the United States.

  PRIVATIZATION

     The Company expects state and local governments to accelerate their efforts to privatize capital intensive operations, such as commuter and transit services, and ancillary services, such as paratransit services required under the Americans with Disabilities Act ("ADA"). The Company believes that this growth will continue to accelerate primarily from a decrease in Federal funds available to subsidize operations and the increasing capital cost of acquiring equipment. As an example of the privatization trend, in February 1997 the Company was awarded a three-year commuter service contract in the Seattle, Washington area, which is expected to generate approximately $6 million in revenues annually and which may be extended at the option of the customer for two additional one-year periods.

  OUTSOURCING

     Many hotels, casinos, rental car companies, colleges and other institutions operate large motorcoach fleets and other high occupancy vehicles. These entities are increasingly seeking to outsource these non-core activities as a means to better manage their capital and operating resources and to improve their profits.

  EXPANDING METROPOLITAN AREAS

     Metropolitan areas are continuing to expand geographically and in population. As a result, state and local governments face increasing automobile traffic congestion, deteriorating infrastructures and a continuing migration of offices and commuters to suburban locations. These trends should increase the Company's opportunities to provide motorcoach commuter and transit services. The Company believes that the fuel and emissions efficiency, flexibility and low capital cost of motorcoaches and other high occupancy vehicles will make them increasingly viable alternatives to the high cost of widening existing roads or establishing or expanding other transit and commuter systems, such as subways and commuter trains.

  INCREASING AIRPORT CONGESTION

     The number of passengers served by the current United States airport system is estimated to increase by 25% over the next five years. Currently, there is no coordinated effort to provide seamless transportation between planes and motorcoaches or other modes of ground transportation, and many passengers continue to use private automobiles for local or regional travel to and from airports. With no major airport expansions expected at most major airports in the next five years, the Company believes that motorcoaches, vans and other high occupancy vehicles can alleviate much of this congestion and address the shortage of convenient parking at many airports. In addition, taxicab service is an integral part of passenger ground transportation to and from most major airports.

BUSINESS STRATEGY

     The Company's objective is to be the largest provider of regional and local motorcoach and passenger ground transportation services in the United States by implementing its three part growth strategy:

  ACQUISITION STRATEGY

     ENTER NEW GEOGRAPHIC MARKETS. The Company intends to expand into geographic markets it does not currently serve by acquiring well-established motorcoach and other passenger ground transportation service providers that, like its existing operating subsidiaries, are leaders in their regional markets.

     EXPAND EXISTING MARKETS. The Company also plans to acquire additional motorcoach and other passenger ground transportation service providers in many of the markets in which it operates, including acquisitions that either broaden the range of services provided by the Company in that market or expand the geographic scope of the Company's operations in that market, as well as tuck-in acquisitions of smaller operations. The Company believes that tuck-in acquisitions will increase operating efficiencies without a proportionate increase in administrative costs and, in some instances, will broaden the Company's range of services.

     The Company has used Common Stock and convertible securities to finance approximately 71% of the acquisition consideration to date and plans to continue using its Common Stock for acquisitions as appropriate in the future. In anticipation of such use, the Company has registered 3.5 million additional shares of Common Stock under the Securities Act.

  INTERNAL GROWTH STRATEGY

     OFFER OF A FULL RANGE OF SERVICES IN EACH REGION. The Company intends to increase growth in each of its regions by adding complementary services, as appropriate, including motorcoach charter, tour and sightseeing, commuter and transit, airport ground transportation, paratransit and taxicab services. Many of the acquired companies do not offer all of such services and will benefit from the expertise of affiliated operations.

     DEVELOP PRIVATIZATION AND OUTSOURCING. The Company believes that the trend toward governmental privatization and corporate outsourcing will accelerate, as more transit authorities and businesses such as hotels, casinos, rental car agencies, colleges and other institutions that operate their own fleets decide to privatize or outsource non-core operations. For example, in early 1997, the Company was awarded a three-year, $19 million commuter service contract in the Seattle, Washington area.

     ESTABLISH A NATIONAL SALES AND MARKETING PROGRAM. The travel and tourism industry has experienced significant growth in recent years, and the Company expects this trend to continue. The Company has begun to establish a national sales and marketing program as a means to expand its recreational and excursion business. This program will target travel and tour companies, national and international travel agencies and convention organizers, as well as organizations such as AAA, AARP and professional and amateur athletic teams.

  ECONOMIES OF SCALE

     CENTRALIZE ADMINISTRATIVE FUNCTIONS. The Company believes that it will continue to have greater purchasing power, resulting in significant cost savings in such areas as equipment and parts, tires, insurance and financing, than the acquired companies had independently. The Company has begun to realize cost savings through the consolidation of administrative functions such as employee benefits, safety and maintenance programs and risk management. The Company believes that by continuing to remove the burden and attention-diverting responsibility of administrative and support functions, the management of the operating companies and any other acquired businesses will be able to focus on pursuing new business opportunities and improving equipment utilization and yields.

     INCREASE OPERATING EFFICIENCIES. The Company believes that there are opportunities to eliminate redundant facilities and equipment through coordination among its current operations as well as operations to be acquired in the future. The Company also expects to continue to benefit from cross-marketing, increased equipment utilization and implementation of best practices throughout its operating regions.

ACQUISITION PROGRAM

     The Company believes that there are many attractive acquisition candidates in the motorcoach and passenger ground transportation services industry because of the highly fragmented nature of the industry, industry participants' need for capital and their owners' desire for liquidity. The Company will continue to pursue an aggressive acquisition program to consolidate and enhance its position in its current markets and to acquire operations in new markets.

     The Company acquired the six Founding Companies simultaneously with the completion of its initial public offering. The Founding Companies include four companies in New Jersey, and one each in San Francisco and Phoenix. Through the remainder of fiscal 1996, the Company completed the acquisition of eight additional motorcoach service businesses and one additional taxicab service business. Subsequent to December 31, 1996, the Company acquired six additional motorcoach businesses and the acquisitions of two other companies are currently pending. These acquisitions increase the Company's presence in New Jersey and the northeastern United States and expand the Company's operations into Florida, Texas, Nevada, southern California, Wyoming and North Carolina.

     The Company believes that it can successfully implement its acquisition program due to: (i) its strategy for creating a national company, which should enhance the acquired Company's ability to compete in its local and regional market through an expansion of offered services, improved equipment utilization and lower operating costs; (ii) the additional capital available for new equipment; (iii) the potential for increased profitability as a result of the Company's centralization of certain administrative functions, greater purchasing power and economies of scale; (iv) its financial strength and visibility as a public company; and (v) its decentralized management strategy, which should, in most cases, as in each of the current operating subsidiaries, enable the acquired company's management to remain involved in the operation of the Company.

     The Company has analyzed a substantial amount of data on the motorcoach and passenger ground transportation services industry and individual businesses within the industry and believes it is well positioned to continue implementing its acquisition program. Several of the principals of the current operating subsidiaries have leadership roles in both national and regional motorcoach and taxicab service trade associations, which has allowed these principals to become personally acquainted with operators of motorcoach and passenger ground transportation services businesses across the country. The Company believes that the visibility of these individuals within these associations will increase the industry's awareness of the Company thereby attracting interest from local and regional operators.

SERVICES PROVIDED

     The type and level of services provided by the Company vary by market served. The services offered in each of the Company's markets are determined by the management team responsible for that market location and are based on such management's estimate of the demand for a particular service in the market, competition to provide that service and the Company's ability to provide that service consistent with the quality standard that the Company seeks.

     The Company provides motorcoach services on both a contracted and per seat basis. For contracted services, the Company arranges a fee for the use of the equipment. In these arrangements, the customer contracts the vehicle for use and the Company is paid a rate, generally on a daily or per mile basis, that is not dependent on passenger load factors. In per seat operations, the Company is paid by each individual customer. Fares for these per seat services are usually determined by the Company and payment is received from individual passengers or through a commissioned agent. In some states, these fares are subject to regulatory approval.

     The Company's taxicab service revenues are derived primarily from services provided to independent contractors that own or lease and operate taxicabs under one of the Company's trade names. The independent contractor drivers pay a weekly or daily fee in advance to the Company for dispatching, use and maintenance of taxicab equipment, liability insurance coverage, use of operating rights, charge account and other services. The independent contractor collects and retains the fares from the passenger. Fares charged to passengers are subject to municipal or state regulatory approval.

MOTORCOACH SERVICES

     The Company's motorcoaches are either owned by the Company or leased under long-term leases, pursuant to which the Company is responsible for all maintenance, insurance and upkeep. Certain transit privatization contracts provide equipment and insurance to the Company. The majority of the Company's motorcoach drivers are employees of the Company with the remainder provided pursuant to a leasing arrangement. In certain of the motorcoach operations, the drivers are independent contractors.

  RECREATION AND EXCURSION

     CHARTER AND TOUR SERVICES. Charter services are provided on a fixed daily rate, based on mileage and hours of operation. The Company offers both daily and long-term charter and tour arrangements (as long as 14 days) with various levels of luxury and price. The Company has arrangements with tour agencies to provide various levels of service and equipment for agent-sponsored and organized tours. Under these arrangements, the Company contracts with tour agencies to provide the motorcoach and driver at a fixed daily rate. To increase equipment utilization, the Company also regularly offers shorter charter service to various social groups or other organizers for transportation to events or specific destinations. In some instances, the Company organizes its own tours and markets them on a per passenger basis.

     SIGHTSEEING. Per seat sightseeing services are provided on a scheduled basis at an advertised or published price. Typically, customers will make reservations for the tours or can simply board on an "open-door" basis at scheduled locations. Payment is made by the customer, or through the travel agent or the hotel. The Company uses a network of hotel lobby ticket counters, hotel concierges and travel agents to sell the Company's sightseeing tours.

     AIRPORT SERVICE. The Company picks up passengers at airports in Atlantic City, Colorado Springs, Denver, Houston, Las Vegas, Los Angeles, Miami, Newark and Philadelphia and transports them to and from their hotel, casino, cruise ship or convention site. The Company provides passenger ground transportation services into, from and between airports in certain cities in which the Company has operations using motorcoaches and other high occupancy vehicles. This service is provided on either a fixed schedule or on demand service basis. In fixed schedule services, the Company provides regular pick-up and drop-off services while fixed fee services can be arranged through computerized reservations systems or through purchase at a service desk at the airport. Taxicab service operations are an integral part of the passenger ground transportation services to and from the airports in the cities in which the Company operates.

     SPECIALIZED DESTINATION ROUTE. The Company provides specialized destination route services, including daily scheduled service to casinos in New Jersey, Louisiana, Nevada and Connecticut. Luxury motorcoaches pick passengers up at specified locations. Tickets are sold through agents and at specified locations. Customers are taken on an "open-door" basis or by reservation.

  COMMUTER AND TRANSIT SERVICES

     COMMUTER SERVICES. In most of its commuter services, the Company has fixed routes serviced on a daily basis. Most of these routes are owned (as a result of having received Federal or state regular route authority) by the individual operating subsidiaries. Many of the Company's motorcoaches that are dedicated to commuter service are owned by a state or municipal transit authority and provided to the Company at nominal rent or given by such authority to the Company to service a particular route. In all cases, the drivers and operations personnel are employed by the Company and the Company is responsible for maintenance of the equipment. The Company is paid through individual ticket purchases or through a fare box. Contracts with transit authorities for this service typically have one to three year terms and are periodically reviewed for rate and fare increases. Commuter service is provided daily.

     OUTSOURCING CONTRACTS. The Company has agreements with various corporations, institutions and government entities to provide motorcoaches, drivers and equipment for their employees and customers. The Company contracts with the customer to provide the schedule of service required by the customer, sometimes 24 hours per day.

     PRIVATIZATION TRANSIT CONTRACTS. In privatization transit contracts, the Company has a contract with a transit authority for fixed routes on a daily basis, with the schedule established by the transit authority. The Company operates dedicated equipment owned by the Company or by the transit authority. In each instance, the drivers and operations personnel are employees of the Company and the Company is responsible for equipment maintenance. The Company is paid a fixed amount from the municipality based on number of miles or hours operated. Contracts for this service range from three to five years and are periodically reviewed for rate increases.

     PARATRANSIT SERVICES. The Company has contracts with agencies of various counties that are responsible for coordinating the non-emergency transportation of medical aid patients, many of whom are transported to the hospital or doctor's office on a regular basis for treatment. Following delivery to the Company of patient reservation schedules, the Company provides the scheduled service, usually through use of independent contractor drivers, and invoices the county organization for services provided. These contracts are generally on a multi-year basis and require the Company to meet certain performance standards.

  TAXICAB SERVICES

     The majority of the taxicabs included in the Company's taxicab service operations are owned by independent contractor drivers, with the remainder being owned by the Company and leased on a daily or weekly basis to independent contractor drivers. None of the taxicab drivers are employees of the Company. In addition to the daily or weekly fee paid by the drivers to the Company for dispatching and other support services, the Company derives revenues through vehicle sales and financing services to drivers, maintenance, parts and labor provided to drivers and vehicle mini-billboard advertising.

     RADIO DISPATCHED SERVICES. Radio dispatched services are provided primarily on a call-in basis. When the request is made for taxicab service, the closest available taxicab is notified through the Company's computer dispatching system. An independent contractor driver of the identified vehicle accepts the trip and picks up the customer.

     AIRPORT SERVICES. Taxicab services are provided to passengers going to and coming from the airports in the municipalities in which the Company provides taxicab services. Most services provided to passengers coming from the airports are provided on a demand basis as passengers depart the airport and summon a taxicab at the airport cab station.

     PARATRANSIT SERVICES. Pursuant to contracts with local transit authorities, the Company provides on demand transportation services for disabled and other persons that are in need of transportation services. These contracts are generally on a multi-year basis and require the Company to meet certain performance standards.

SALES AND MARKETING

     The Company has a broad customer base. No single customer of the Company accounted for more than 3% of pro forma revenues in 1996. Management at the Company's operating locations has been responsible for establishing and maintaining relationships with tour organizers, travel agencies and other regular users of charter and tour services as well as pursuing outsourcing and privatization opportunities. Each of the motorcoach operations also has a sales staff that focuses primarily on obtaining specific charter and tour business.

     The principal means of marketing charter and tour services has been in telephone directories and through direct mail or personal contact with customers included in each operating location's data bases, which include civic, groups, schools and domestic and foreign tour organizers and travel agencies. The Company uses ticket counters in hotel lobbies and concierges to market and promote sightseeing services.

     The Company's specialized destination route services to casinos in New Jersey, Connecticut, Nevada and Louisiana are promoted primarily by individual casinos. These casinos will either pay the Company for the transportation or provide incentives to passengers transported by the Company to the casino. In some instances, the casinos actively advertise these promotions in various media, such as newspapers, television and billboards.

     The Company has begun to establish a targeted national sales and marketing campaign for its recreation and excursion services. The focus of this campaign is on national users of motorcoach service, such as domestic and international travel and tour agencies, convention organizers and sports teams. The Company believes that it will have a marketing advantage over its competitors since it will be able to offer consistent, dependable, quality service in various metropolitan areas in the United States, thereby enabling its customers to use the Company's services in multiple locations rather than dealing with numerous regional or local motorcoach operators.

     Contracts with counties and municipalities to provide commuter and transit and paratransit services are generally obtained through a competitive bidding process. In some instances where the Company is the existing provider, the county or municipality may elect to renegotiate the Company's existing contract instead of putting the contract out for rebid. The Company believes that counties and municipalities consider quality of service, reliability and price to be the most important factors in awarding contracts although other factors, such as financial stability, personnel policies and practices and total cost both to the municipality and the public, are also considered.

     The Company's taxicab service operations utilize the yellow pages, billboards and signs on the taxicabs as the primary means of marketing services. Paratransit contracts are obtained through a competitive bidding process.

OPERATIONS

     All aspects of the Company's daily motorcoach and passenger ground transportation services operations are handled on a local basis. Most locations have operations centers staffed by customer service personnel, fleet managers and dispatchers. All of the Company's commuter and transit services as well as its sightseeing and specialized destination route services are operated with dedicated fleets of motorcoaches and drivers, and most fleets include back-up vehicles in case of equipment breakdown or higher passenger volume. Because commuter and transit services and specialized destination route services involve fixed routes which rarely vary, the dispatch function is limited to communicating with drivers by radio to determine that the motorcoach is in service, the number of passengers embarked and whether the motorcoach is on schedule and to deal with any problems in route. When necessary, dispatchers can communicate necessary modifications in schedules to meet customer demand and increase utilization. Computerized dispatch services are an integral part of the daily support services provided to the independent contractor drivers. Operations personnel schedule individual motorcoaches for recreation and excursion services as charter business is obtained. In many instances, the Company receives bookings for tours and charters well in advance, which enables the Company to predict periods during which equipment utilization is likely to be low. When this occurs, the Company more actively solicits charter business in an effort to maintain equipment utilization or schedules alternative uses for its equipment, particularly during the winter months when tourism declines.

     The Company maintains a decentralized management structure. Most operating decisions are made at the operating location level. At the same time, the Company has begun to centralize and maintain certain administrative support activities. The Company believes that by continuing to remove the burden and attention-diverting responsibility of administrative and support functions, the management of the operating companies and any other acquired businesses will be able to focus on pursuing new business opportunities and improving equipment utilization and yields.

     The Company has initiated and believes there will continue to be opportunities to increase equipment utilization by coordination among the various operating locations. For example, some motorcoaches that transport passengers into New York City or Atlantic City in the morning are parked until they run the reverse trip at the end of the day. The use of these motorcoaches for day charters and sightseeing could be increased. In addition, equipment stored during the "off-season" could be transported and utilized by another location that has more business during that time.

EQUIPMENT

     On a pro forma basis and as of March 31, 1997, the Company operated approximately 2,700 motorcoaches and other high occupancy vehicles. Approximately 400 of these motorcoaches are provided by various transit authorities for nominal rent, with the Company assuming full responsibility for maintenance and repairs. These motorcoaches are provided under contracts to perform transit and commuter services and must be returned to the transit authorities in the event the contracts for them are not renewed. In addition, approximately 100 other motorcoaches have been provided by certain transit authorities to the Company to operate for the normal useful operating lives thereof, and these motorcoaches must only be returned to such transit authorities if the Company surrenders its routes for which such motorcoaches were provided, or at the end of the normal useful operating lives thereof. The Company's owned fleet of motorcoaches has an average age of five years. Motorcoaches have a useful operating life in excess of 10 years depending on the vehicles' location and use. The Company's replacement policy will depend on the use being made of the particular motorcoach, but the Company expects that on average it will replace motorcoaches every 10 to 12 years based on its ability to redeploy its motorcoach fleet. A majority of the Company's current fleet of motorcoaches are from one manufacturer, Motorcoach Industries Incorporated, although other manufacturers are represented in the Company's fleet. Most engines and drive trains are manufactured by Detroit Diesel and Allison Transmissions, respectively. This continuity of engine and drive train should enable the Company to implement a standardized, Company-wide maintenance program and allow it to reduce its spare parts inventory. The Company leases most of its tires from Firestone, with the lease payments based on mileage driven on the tires.

     The Company's taxicab service operations provide dispatch and related services to a fleet of over 1,350 vehicles, of which approximately 860 are owned and operated by independent contractor drivers and the remainder of which are owned by the Company and leased on a daily or weekly basis to independent contractor drivers. The Company offers full service maintenance and repairs on vehicles owned by the independent contractor drivers and provides maintenance on the vehicles owned by the Company.

MAINTENANCE

     Each of the Company's motorcoach operating locations has a comprehensive preventive maintenance program for its equipment to minimize equipment downtime and prolong equipment life. This program includes regular safety checks when a motorcoach returns to the terminal, regular oil and filter changes, lubrication, cooling system checks and wheel alignment on average every 6,000 to 12,000 miles, and more extensive maintenance procedures at greater intervals. Interiors of motorcoaches are cleaned and exteriors washed usually on a daily basis.

     Repairs and maintenance are primarily performed at various maintenance facilities operated by the Company. Most maintenance provided by outside facilities results from on-the-road breakdowns or involves major engine overhauls.

     To the extent economically and logistically practicable, the Company shares maintenance facilities and personnel among the operating locations. The Company expects this will result in a decrease in the percentage of maintenance costs incurred at outside shops and a decrease in total maintenance costs. It also may be possible to close some maintenance facilities in areas where there will be multiple maintenance facilities.

     The Company expects that replacement of older motorcoaches with newer equipment will reduce maintenance costs largely because late model motorcoaches are more reliable and have better engine and power train warranties. In addition, the Company believes that it may be able to negotiate better warranty terms than the individual operating locations could because of the increased negotiating power of the Company. The Company intends to purchase most of its motorcoaches with standard component specifications, particularly engines and drive trains, thereby reducing the complexity of maintenance and spare parts management. The Company has entered into a leasing agreement for tires on terms more favorable than previously available to the operating companies individually.

FACILITIES

     At March 31, 1997, the Company's facilities consisted principally of offices, garages and maintenance facilities. Some of these are single facilities, and other facilities have limited operations, which may not include complete maintenance services. The Company owns [eight] of the facilities on which motorcoach or taxicab operations are located. The remaining facilities are leased, including some from related parties. The Company believes that its facilities are adequate for its current needs.

     The Company leases its executive and administrative offices in Houston, Texas.

DRIVERS AND OTHER PERSONNEL

     As of March 31, 1997 and on a pro forma basis the Company had approximately 6,000 employees, of whom approximately 4,000 are motorcoach drivers and approximately 900 are maintenance personnel. The balance includes administrative personnel, sales personnel, customer service personnel, fleet managers, dispatchers and safety and training personnel. Of these employees, approximately 4,500 are full-time employees. The Company's taxicab and paratransit services are provided through independent contractor drivers that are not employees of the Company.

     The Company has established motorcoach driver retention programs which seek to maintain a sufficient number of qualified drivers to handle passenger service. Each operating location historically had relatively minimal driver turnover among full-time drivers other than for sightseeing and tour services, where the need for motorcoach drivers varies seasonally. Safety and dependability of drivers are critical to the Company's operations. Motorcoach drivers are required to comply with all applicable Federal and state driver qualification and safety regulations, including hours of service and medical qualifications, and to hold a Commercial Driver's License issued in conformity with regulations of the FHWA. Drivers are also subjected to drug and alcohol testing requirements imposed by the FHWA, including random, reasonable suspicion and post-accident testing. Driver applicants are required to have significant driving experience and to pass medical examinations. Taxicab drivers are subject to laws and regulations governing driving records, appearance and presentation which are monitored by local municipalities.

     At March 31, 1997, several different unions represented approximately 2,500 employees of the Company, of whom approximately 2,200 were motorcoach drivers. The Company is a party to a number of different collective bargaining agreements which expire at various dates through 2000. In the last 10 years, the various operating companies have not experienced any work stoppages and the Company believes that relationships with union representatives and union employees are satisfactory.

SAFETY

     The Company is dedicated to safe operations. The Company vigorously adheres to the FHWA and comparable state motor carrier safety rules, including rules concerning safe motor vehicle equipment, driver qualifications and safe operation of vehicles. The Company maintains drug and alcohol testing programs for its motorcoach drivers in conformity with FHWA and comparable state requirements. The Company also addresses accidents and other incidents and takes follow-up steps intended to reduce the risk of repeat accidents and incidents.

     The Company employs safety specialists and maintains safety programs designed to meet the specific needs of the operating location, including field spotters and riders who assess motorcoach driver performance. In addition, the Company employs specialists to perform compliance checks and conduct safety tests throughout the operations. The Company conducts a number of safety programs designed to promote compliance with rules and regulations and to reduce accidents and injury claims. These programs include incentive programs for accident-free driving, driver safety meetings, distribution of safety bulletins to drivers and participation in national safety associations.

RISK MANAGEMENT AND INSURANCE

     The primary risks in the Company's operations are bodily injury and property damage to third parties and workers' compensation. The Company maintains insurance against these risks in amounts which it considers sufficient and is subject to loss deductibles per incident ranging from $5,000 to $250,000. The Company is self-insured for the first $100,000 of losses per incident involving a motorcoach and is self-insured for the first $250,000 of losses per incident involving a taxicab. If the Company were to experience a significant increase in the number of claims for which it is self-insured or claims in excess of its insurance limits, its results of operations and financial condition would be adversely affected. As such, any claim within the deductible per incident would be a financial obligation of the Company.

COMPETITION

     The portions of the motorcoach and ground transportation industry in which the Company operates are highly competitive, fragmented and served by numerous operators, most of which serve only a single area or region. The Company's competitors include other operators of motorcoaches and other high occupancy and taxicab and luxury sedan vehicles, rent-a-car companies and, to a more limited extent, airlines, Amtrak and commuter rail service providers. A number of the Company's competitors are as large or larger than the Company on a national or regional basis and some of these competitors have greater financial, technical and marketing resources and generate greater revenues than the Company in specific regions. The majority of the Company's motorcoach competitors consist of small, independent regional or local operators with a strong presence in their respective markets. The Company believes that as it expands geographically, it may compete with additional national, regional and local transportation service providers.

     The Company believes that the principal competitive factors in the motorcoach industry are reliability, customer service and price, as well as equipment comfort and appearance. In addition, competition with respect to some services is limited in some locations by the difficulty in obtaining required state route authorizations. The Company believes that its ownership of route authorizations provides it with a competitive advantage in certain markets because of the relative difficulty of obtaining these authorizations.

     The Company from time to time competes for acquisition candidates. The Company believes that its decentralized management philosophy and operating strategies will make it an attractive acquiror to other motorcoach and ground transportation companies. However, no assurance can be given that the Company's acquisition program will continue to be successful or that the Company will be able to compete effectively in its chosen markets.

REGULATION

     As a result of the ICC Termination Act of 1995 (the "Termination Act"), the Interstate Commerce Commission (the "ICC"), which previously regulated motorcoach operators engaged in interstate commerce, was abolished effective January 1, 1996. However, certain of the ICC's regulatory functions were transferred as of that date to the STB, a new regulatory body established within the United States Department of Transportation (the "USDOT"), and certain other functions were transferred to the United States Secretary of Transportation (the "Secretary"). Under the Termination Act, motorcoach operators engaged in interstate commerce are generally required to be registered with the Secretary, who has delegated responsibility for registration to the Office of Motor Carriers of the FHWA, another body of the USDOT. By virtue of the Termination Act, persons who held operating authority issued by the ICC prior to December 31, 1995 were automatically deemed registered with the Secretary. Most of the Company's operating companies held authority issued by the ICC prior to December 31, 1995, and, accordingly, were deemed registered with the FHWA and are now subject to the regulatory requirements of the STB and the FHWA.

     The Bus Regulatory Reform Act of 1982 significantly reduced federal regulation of the motorcoach industry. The Termination Act further lessened regulatory requirements, with the result that the Secretary, the STB and the FHWA have only limited regulatory authority over interstate motorcoach operations. The level of fares is not subject to federal regulation, and motorcoach operators are not required to file tariffs. Motorcoach operators are, however, required by the Termination Act to provide transportation service on reasonable request and to provide safe and adequate service, equipment and facilities. They must also maintain minimum amounts of insurance and file evidence of such insurance with the FHWA. The Secretary and the STB are vested with enforcement authority, including authority to impose civil penalties, with respect to violations of applicable regulatory requirements. The Secretary may also suspend, amend or revoke a registration for willful failure to comply with the Termination Act, with the regulations of the Secretary, the STB or the FHWA or with any condition of the operator's registration.

     The Termination Act preempts states, their political subdivisions and multi-state agencies from regulating the scheduling or rates of interstate or intrastate transportation provided by motorcoach operators on interstate routes. However, states may require motorcoach operators to provide notice, not in excess of 30 days, of changes in their schedules. These preemption provisions do not apply to commuter service.

     The Company is subject to extensive FHWA and state regulations with respect to the qualifications of its drivers and the safety of its vehicles and their operation. See "Drivers and Other Personnel" and "Safety." In addition, the high occupancy vehicles operated by the Company are required by FHWA regulations to meet Federal noise standards established by the Environmental Protection Agency. The Company believes that it has conducted its operations in substantial compliance with FHWA regulations, and the Company does not believe that ongoing compliance with such regulations will require substantial capital expenditures. Under the ADA, the Company could become obligated to provide accessible vehicles to persons who are disabled under certain circumstances defined in that statute and in USDOT regulations. If the Company were required to make its motorcoaches compatible with ADA regulations, it could result in significant capital expenditures by the Company. The Company is subject to regulation by the Occupational Safety and Health Administration with respect to worker and workplace safety.

     Certain states in which the Company operates, such as New Jersey, Nevada and Pennsylvania, have a comprehensive regulatory scheme in connection with the operation of high occupancy vehicles and with respect to the safety of operation and equipment. Although some of the regulatory restrictions of these states have been preempted by federal legislation, as described above, these states still maintain strong regulatory control over wholly intrastate routes. Because certain operations of the Company have been granted authority to provide commuter service and scheduled intrastate service, the Company has a competitive advantage. However, there can be no assurance that these states will maintain their current regulatory postures, and any reduction in regulation of motorcoach operators could adversely affect the Company.

     The Termination Act requires the STB's approval of any transaction under which a person that is not a regulated motorcoach operator, such as the Company, acquires control of two or more STB-regulated motorcoach operators. However, the STB is empowered to exempt persons from this requirement for approval of motorcoach acquisitions. The Company filed a petition with the STB seeking such exemption in order to permit the acquisition by the Company of those of the Founding Companies and their affiliates that are regulated by the STB, and the exemption was granted and became effective on May 3, 1996. As of May 15, 1997, the Company had received STB approval for all acquisitions completed through February 1997.

     The Company's taxicab service operations are regulated at the state and local level. Local regulations focus on the number of vehicles that are authorized to provide taxicab services and whether new entries into the local marketplace will be granted authority to do business. These regulatory authorities also set and periodically review the maximum fares that can be charged to passengers.

ENVIRONMENTAL MATTERS

     The Company's operations are subject to various Federal, state and local environmental laws and regulations governing vehicle emissions, underground and aboveground fuel tanks and the storage, use and disposal of hazardous materials and hazardous waste in connection with the Company's in-house maintenance operations. These laws include the Water Pollution Control Act, the Clean Air Act, as amended, the Resource Conservation and Recovery Act, as amended, the Comprehensive Environmental Response, Compensation and Liability Act and various state and local laws. There are underground storage tanks at several of the Company's facilities. The Company also conducts motorcoach washing at certain of its facilities and the resulting waste must be disposed of in accordance with regulatory requirements. In the event of a spill, the Company would be responsible for the cost of the clean-up, which could be significant. There have been spills and releases of hazardous substances, including petroleum and petroleum products, at several of the Company's facilities. At certain locations, the Company has had to remediate these spills and releases at a significant cost to the Company. However, additional spills and releases of hazardous substances of which the Company is unaware, including spills and releases of petroleum and petroleum products, may have occurred at the Company facilities. With respect to unknown pre-existing contamination at a facility, in most instances, each of the stockholders of the applicable business acquired by the Company has agreed to indemnify the Company (up to the amount of consideration such stockholder received, after satisfaction of a threshold payable by the Company, which varies depending on the transaction) for liabilities in connection with such contamination. If and to the extent that any stockholder of such a business had actual knowledge of a spill or release and did not disclose it to the Company, such stockholder has agreed to indemnify the Company for all liabilities in connection with such contamination, not subject to any limit on such indemnification obligation. Some of the operating companies have disclosed that from time to time they have spilled or released certain hazardous substances in the course of operating their businesses.

     The Company has begun to initiate the implementation of an environmental compliance program at all of its facilities in an effort to prevent or reduce future releases of hazardous substances.

LEGAL PROCEEDINGS

     One or more of the operations of the Company (or other operations acquired in the future by the Company) may become subject to litigation in connection with the competitive bidding process for a contract to provide transit, commuter or paratransit services on behalf of a transit authority. Unsuccessful bidders occasionally will challenge, through a regulatory appeals process or in court, the awarding of the contract and will often name the successful bidder as an additional defendant. The cost of defending such an action can be significant, and if the required competitive bidding procedures were not followed by the transit authority, the authority could be ordered to begin the process over or even award the contract to another bidder. The Company is not currently a party to any such claims or proceedings.

     From time to time, the Company is a party to routine litigation incidental to its business, primarily involving claims for personal injury or property damage incurred in the transportation of its passengers. The Company is not aware of any pending claims or threatened claims which, if adversely determined, might materially affect the Company's operating results or financial condition.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information as of May 15, 1997 concerning the Company's directors, executive officers and certain key employees.

                NAME                   AGE               POSITION
Richard H. Kristinik................   57  Chairman of the Board and Chief
                                            Executive Officer
John Mercadante, Jr.................   52  President and Chief Operating
                                            Officer; Director; President and
                                            Chief Executive Officer of
                                            Adventure
Douglas M. Cerny....................   38  Senior Vice President, General
                                            Counsel and Secretary
Frank P. Gallagher..................   53  Senior Vice President -- Corporate
                                            Development; Director; President and
                                            Chief Executive Officer of
                                            Community
Lawrence K. King....................   40  Senior Vice President and Chief
                                            Financial Officer; Director
Gerald Mercadante...................   50  Senior Vice President -- Northeast
                                            Region Operations; Director;
                                            President of Leisure
Charles D. Busskohl.................   64  Director; Chairman and Chief
                                            Executive Officer of Arrow
Steven S. Harter....................   34  Director
William J. Lynch....................   54  Director
Paul M. Verrochi....................   48  Director
Thomas A. Werbe.....................   45  Director; President of Gray Line SF

     Richard H. Kristinik has served as Chairman of the Board of Directors and Chief Executive Officer of the Company since March 1996. Prior to that time, Mr. Kristinik was a Partner with Arthur Andersen LLP from 1973 to March 1996, serving in its Houston office for all those years, except for the period from 1979 to 1984, when he served as Managing Partner of the Tulsa office, and the period from 1985 to 1989, when he served as Managing Partner of the Denver office.

     John Mercadante, Jr. has been President and Chief Operating Officer and a director of the Company since the Initial Public Offering. Mr. Mercadante co-founded Leisure with his brother, Gerald Mercadante, in 1970 and acquired Adventure in 1988. He has served as Adventure's President and Chief Operating Officer since 1988. Mr Mercadante is currently the President of the Atlantic City Bus Operators Association and a director of the New Jersey Motor Bus Association, both motorcoach trade associations.

     Douglas M. Cerny has been Senior Vice President, General Counsel and Secretary of the Company since January 1996. From February 1994 through January 1996, he was Vice President and General Counsel of Medical Review Systems, Inc., a privately held health care cost-containment services company which was acquired by Equifax, Inc. in March 1995. Between March 1995 and January 1996, Mr. Cerny provided operational support in the transition of operations to Equifax, Inc. From July 1988 through February 1994, Mr. Cerny was Vice President and Corporate Counsel and then Vice President and General Counsel of Allwaste, Inc., a publicly traded environmental services company.

     Frank P. Gallagher has been a Senior Vice President -- Corporate Development and a director of the Company since the Initial Public Offering. Mr. Gallagher has served as President and Chief Executive Officer of Community since 1969. Mr. Gallagher currently serves as the President of the New Jersey Motor Bus Association and President of Bus Park of Atlantic City, a bus parking cooperative.

     Lawrence K. King has served as Senior Vice President and Chief Financial Officer and a director of the Company since December 1995. From 1992 until September 1995, Mr. King was

Executive Vice President, Secretary, Treasurer and Chief Financial Officer of SI Diamond Technology, Inc., a publicly traded technology development company. From 1988 to 1991, he served as Assistant Secretary and Treasurer of The Permian Corporation, the general partner of Permian Partners L.P., a publicly traded crude oil, trucking, transportation and distribution master limited partnership. From 1979 to 1988, Mr. King served in a number of positions as a certified public accountant with Arthur Andersen LLP.

     Gerald Mercadante has been a Senior Vice President -- Northeast Region Operations and a director of the Company since the Initial Public Offering. Mr. Mercadante co-founded Leisure in 1970 and has been President and Chief Executive Officer of Leisure since 1980.

     Charles D. Busskohl has been a director of the Company since the Initial Public Offering. He has been employed by Arrow since 1960 and has served as Arrow's Chairman for six years and has served as Chief Executive Officer of Arrow for 34 years. Mr. Busskohl was a founder of the United Motorcoach Association, a motorcoach trade association.

     Steven S. Harter has been a director of the Company since September 1995. Mr. Harter is President of Notre Capital Ventures II, L.L.C., a consolidator of highly fragmented businesses. Mr. Harter was Senior Vice President of Notre Capital Ventures, Ltd. from June 1993 through July 1995 and was the Notre principal primarily responsible for the initial public offerings of US Delivery Systems, Inc. and Physicians Resource Group, Inc. From April 1989 to June 1993, Mr. Harter was Director of Mergers and Acquisitions for Allwaste, Inc. From May 1984 to April 1989, Mr. Harter was a certified public accountant with Arthur Andersen LLP.

     William J. Lynch has been a director of the Company since the Initial Public Offering. Mr. Lynch is a Managing Director of Capstone Partners, LLC, a special situations venture capital firm. From October 1989 to March 1996, Mr. Lynch was a partner of the law firm of Morgan, Lewis & Bockius LLP. Mr. Lynch is an investor in Notre Capital Ventures II, L.L.C.

     Paul M. Verrochi has been a director of the Company since the Initial Public Offering. Since February 1992, he has been a Principal of Exel Holdings, Ltd., and since March 1996, he has been a Principal of Exel Motorcoach Partners, LLC, a privately-held investment firm he co-founded. Mr. Verrochi formerly served as Chairman of the Board of American Medical Response, Inc., a publicly traded provider of ambulance services, from its inception in February 1992 to February 1997 when it was acquired by Laidlaw, Inc. From April 1989 to December 1990, Mr. Verrochi was President of Allwaste Asbestos Abatement, Inc., a subsidiary of Allwaste, Inc. Mr. Verrochi was a founder of American Environmental Group, a regional asbestos abatement company, and served as Chairman of its Board of Directors from July 1987 until April 1989, when it was acquired by Allwaste, Inc.

     Thomas A. Werbe has been a director of the Company since the Initial Public Offering. Mr. Werbe is the President of Gray Line SF and has been a director of Gray Line SF for more than five years.

     The Board of Directors is divided into three classes of four, three and three directors, respectively, with directors serving staggered three-year terms, expiring at the annual meeting of stockholders in 1997, 1998 and 1999, respectively. At each annual meeting of stockholders, one class of directors will be elected for a full term of three years to succeed that class of directors whose terms are expiring. All officers serve at the discretion of the Board of Directors.

     The Board of Directors has established an Audit Committee and a Compensation Committee. The members of the Audit Committee and the Compensation Committee are Messrs. Harter, Lynch and Verrochi.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information as of May 15, 1997 regarding the beneficial ownership of the Common Stock of the Company by (i) each person known to beneficially own more than 5% of the outstanding shares of Common Stock; (ii) each of the Company's directors; (iii) each named executive officer; (iv) all executive officers and directors as a group; and (v) each of the Selling Stockholders. All persons listed have an address in care of the Company's principal executive offices and have sole voting and investment power with respect to their shares unless otherwise indicated. The information presented under "Shares Beneficially Owned After Offering" assumes that all of the shares offered by the Selling Stockholders will be sold.

                                               SHARES              SHARES            SHARES
                                         BENEFICIALLY OWNED         BEING      BENEFICIALLY OWNED
                                          PRIOR TO OFFERING        OFFERED       AFTER OFFERING
                                       -----------------------     -------   -----------------------
                NAME                      NUMBER       PERCENT                  NUMBER       PERCENT
Richard H. Kristinik(1)..............       240,000       1.3%        0           240,000       1.3%
John Mercadante, Jr.(2)..............       397,425       2.2       25,000        372,425       2.1
Douglas M. Cerny(3)..................       109,000         *         0           109,000         *
Frank P. Gallagher(4)................       197,810       1.1       18,000        179,810       1.0
Lawrence K. King(3)..................       134,000         *         0           134,000         *
Gerald Mercadante(5).................     1,056,400       5.8      105,000        951,400       5.2
Charles D. Busskohl(6)...............       413,141       2.3       12,000        401,141       2.2
Steven S. Harter(7)..................       348,095       1.9         0           348,095       1.9
William J. Lynch(8)..................        33,468         *         0            33,468         *
Paul M. Verrochi(9)..................        95,000         *         0            95,000         *
Thomas A. Werbe(10)..................       326,038       1.8         0           326,038       1.8
Kenneth Kuchin(11)...................     1,115,219       6.1      220,000        895,219       4.9
George D. Kamins.....................       876,272       4.8      249,046        627,226       3.4
Joseph Chernow.......................        90,511         *       25,724         64,787         *
Equus II Incorporated................       143,112         *       70,125         72,987         *
Rogers Investments, Ltd..............       293,580       1.6       43,384        250,196       1.4
Estate of Sidney Kuchin..............       131,165         *      131,165              0        --
Gerard O'Connell(12).................       240,000       1.3      117,600        122,400         *
Paul O'Connell(12)...................       240,000       1.3      117,600        122,400         *
William R. O'Connell Family Trust....       240,000       1.3      117,600        122,400         *
O'Connell Brothers Land
  Partnership........................        38,095         *       18,667         19,428         *
Wayne Worthen........................        71,369         *       36,700         34,669         *
Sandra Worthen.......................        64,370         *       33,271         31,099         *
Brian Worthen........................        19,198         *        9,407          9,791         *
Gregory Worthen......................        19,198         *        9,407          9,791         *
Beula Worthen Trust..................         4,565         *        4,565              0        --
Carl Berman..........................       107,000         *       52,430         54,570         *
Thomas Freeman.......................       107,000         *       52,430         54,570         *
James Carter(13).....................       271,291       1.4      132,933        138,358         *
Ronald Carter(14)....................        98,895         *       48,459         50,436         *
Patsy Carter Smith...................           966         *          473            493         *
Whitford Carter Trust................       172,397         *       84,475         87,922         *
James and Ronald Carter and
  Whitford Carter Trust..............        34,484         *       16,897         17,587         *
Daniel Mercadante....................       186,423       1.0       36,423        150,000         *

                                             (TABLE CONTINUED ON FOLLOWING PAGE)

                                               SHARES              SHARES            SHARES
                                         BENEFICIALLY OWNED         BEING      BENEFICIALLY OWNED
                                          PRIOR TO OFFERING        OFFERED       AFTER OFFERING
                                       -----------------------     -------   -----------------------
                NAME                      NUMBER       PERCENT                  NUMBER       PERCENT
Alice Gallagher......................       169,010         *       33,000        136,010         *
John Gallagher.......................       169,010         *       33,000        136,010         *
Lisa Gallagher.......................        16,039         *        3,000         13,039         *
Luann Wowkanech......................       132,475         *       32,000        100,475         *
Ronald Stanfa........................       175,000         *       25,000        150,000         *
John T. Campbell Revocable Trust.....        23,335         *        7,000          8,374         *
Basil Bourque Profit Sharing Trust...         7,484         *        2,000          5,484         *
Tricia Stanfa........................         3,907         *        2,000          1,907         *
Shellie LePori.......................         5,700         *        5,700              0         -
All executive officers and directors
  as a group (10 persons)............     3,350,377      18.4      160,000      3,190,377      17.5

------------

 * Less than 1%.

 (1) These shares are held by the Kristinik Family Partnership, of which Mr. Kristinik is a general partner. Includes 40,000 shares which may be acquired upon the exercise of options exercisable within 60 days.

 (2) Includes 137,774 shares held by Mr. Mercadante's spouse, as to which shares Mr. Mercadante disclaims beneficial ownership, but does not include 100,000 shares which may be acquired upon the exercise of options not exercisable within 60 days.

 (3) Includes 20,000 shares which may be acquired upon the exercise of options exercisable within 60 days.

(4) Includes 90,885 shares held by Mr. Gallagher's spouse, as to which shares Mr. Gallagher disclaims beneficial ownership, and 16,039 shares held in a trust for the benefit of Mr. Gallagher's daughter for which Mr. Gallagher is a trustee and of which 3,000 of such shares are being offered hereunder. Does not include 100,000 shares which may be acquired upon the exercise of options not exercisable within 60 days.

 (5) Includes 177,183 shares held by Mr. Mercadante's spouse of which 9,240 are being offered hereunder, as to which shares Mr. Mercadante disclaims beneficial ownership and includes 52,500 shares held by the G.E. Mercadante 1997 Charitable Remainder Unitrust of which Mr. Mercadante is a beneficiary and all of such shares are being offered hereunder. The remaining 43,260 shares are being offered by Mr. Mercadante.

 (6) These shares are held by two family trusts for which Mr. Busskohl is a trustee.

 (7) These shares are held by Harter Investment Partners, Ltd., of which Mr. Harter is a general partner. Includes 10,000 shares which may be issued upon exercise of options granted under the Directors' Plan effective as of the commencement of the Initial Public Offering and 33,714 shares held by the Victoria Harter and Phyllis Spisak Educational Trust, of which Mr. Harter's minor children are beneficiaries, as to which shares Mr. Harter disclaims beneficial ownership.

 (8) Includes 10,000 shares which may be acquired upon exercise of options granted under the Directors' Plan effective as of the commencement of the initial public offering.

 (9) Includes 10,000 shares which may be acquired upon exercise of options granted under the Directors' Plan effective as of the commencement of the initial public offering and 85,000 shares held in a trust for the benefit of Mr. Verrochi's children, as to which shares Mr. Verrochi disclaims beneficial ownership.

(10) These shares are held by the Robert K. Werbe Grantor Retained Annuity Trust for which Mr. Thomas Werbe is a trustee.

(11) Includes 150,000 shares held by the Kuchin Charitable Remainder Trust of which Mr. Kuchin is a beneficiary, all of which are being offered hereunder and also includes

                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

     383,299 shares held by a trust for the benefit of Mr. Kuchin's sister for which Mr. Kuchin is a trustee, as to which shares Mr. Kuchin disclaims beneficial ownership.

(12) All of these shares are held by two family trusts for which Mr. O'Connell is a trustee.

(13) All of these shares are held by a family trust and a limited liability corporation for which Mr. Carter is a trustee and beneficial owner, respectively.

(14) All of these shares are held by two family trusts for which Mr. Carter is a trustee.

                              PLAN OF DISTRIBUTION

     The shares of Common Stock registered hereunder and owned by the Selling Stockholders may be offered and sold by means of this Prospectus from time to time as market conditions permit in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. These shares may be sold by one or more of the following methods, without limitation: (a) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between sellers and purchasers without a broker/dealer. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from Selling Stockholders in amounts to be negotiated.

     The Selling Stockholders and any broker/dealers who act in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of 2(11) of the Securities Act, and any commissions received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The Company has agreed to indemnify the Selling Stockholders and any securities broker/dealers who may be deemed to be underwriters against certain liabilities, including liabilities under the Securities Act as underwriters or otherwise.

     The Company has advised the Selling Stockholders that they and any securities broker/dealers or others who may be deemed to be statutory underwriters will be subject to the Prospectus delivery requirements under the Securities Act. The Company has also advised each Selling Stockholder that in the event of a "distribution" of the shares owned by the Selling Stockholder, such Selling Stockholder, any "affiliated purchasers", and any broker/dealer or other person who participates in such distribution may be subject to Rule 10b-6 under the Securities Exchange Act of 1934 ("1934 Act") until their participation in that distribution is completed. A "distribution" is defined in Rule 10b-6 as an offering of securities "that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods". The Company has also advised the Selling Stockholders that Rule 10b-7 under the 1934 Act prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of the Common Stock in connection with this offering.

     Rule 10b-6 makes it unlawful for any person who is participating in a distribution to bid for or purchase stock of the same class as is the subject of the distribution. If Rule 10b-6 applies to the offer and sale of any of the Shares, then participating broker/dealers will be obligated to cease market-making activities nine business days prior to their participation in the offer and sale of such Shares and may not recommence market-making activities until their participation in the distribution has been completed. If Rule 10b-6 applies to one or more of the principal market-makers in the Company's Common Stock, the market price of such stock could be adversely affected.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered by this Prospectus has been passed upon for the Company by Douglas M. Cerny, General Counsel to the Company.

     Mr. Cerny owns 89,000 shares of Common Stock of the Company and holds options to purchase 100,000 shares of Common Stock which are not exercisable within the next 60 days.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     The audited financial statements included elsewhere in this Prospectus or incorporated by reference herein have been audited by Arthur Andersen LLP, independnet public accountants, and Burnside & Rishebarger PLLC, independent public accountants as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                          ------
COACH USA, INC. PRO FORMA COMBINED
     Introduction to Unaudited Pro Forma Combined
          Financial Statements .......................................    F-2
     Pro Forma Combined Balance Sheet (unaudited) ....................    F-3
     Notes to Pro Forma Combined Balance Sheet (unaudited) ...........    F-4
     Pro Forma Combined Statements of Income (unaudited) .............    F-5
     Notes to Pro Forma Combined Statements of Income (unaudited) ....    F-7


COACH USA, INC. AND SUBSIDIARIES
     Report of Independent Public Accountants ........................    F-9
     Consolidated Balance Sheets .....................................    F-10
     Consolidated Statements of Income ...............................    F-11
     Consolidated Statements of Stockholders' Equity .................    F-12
     Consolidated Statements of Cash Flows ...........................    F-13
     Notes to Consolidated Financial Statements ......................    F-14

                                 COACH USA, INC.
        INTRODUCTION TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma combined financial statements of Coach USA, Inc., ("Coach USA" or the "Company") give effect to the combination of the Founding Companies, and the acquisitions of the Pooled Companies and Purchased Companies. The Pro Forma Combined Balance Sheet reflects the transactions occurring after March 31, 1997 as if they had occurred on March 31, 1997. The Pro Forma Combined Statements of Income present the income statement data from the consolidated financial statements of Coach USA (including all Pooled Companies) presented elsewhere in this Prospectus, combined with the Founding Companies through May 31, 1996 and the Purchased Companies through their date of acquisition, and give effect to the following pro forma adjustments: (i) the issuance of 425,039 shares of Coach USA Common Stock to the stockholders of a Pooled Company to reflect the conversion of certain debt to equity; (ii) the owner's compensation differential; (iii) the elimination of non-recurring acquisition related costs; (iv) the interest expense on debt incurred to fund the cash price of the Purchased Companies and convertible notes issued; and (v) the incremental provision for income taxes for S Corporations, the owner's compensation differential and changes in interest expense, as if the transactions were consummated as of January 1, 1996.

     These pro forma combined financial statements should be read in conjunction with the consolidated financial statements of Coach USA.

     Certain pro forma adjustments are based on preliminary estimates, available information and certain assumptions that management deems appropriate. The pro forma financial data do not purport to represent what the Company's results of operations would actually have been if such transactions in fact had occurred on those dates or to project the Company's results of operations for any future period. See "Risk Factors" included elsewhere herein.

                                COACH USA, INC.
                  PRO FORMA COMBINED BALANCE SHEET (UNAUDITED)
                                 (IN THOUSANDS)

                                                    MARCH 31, 1997
                                      ------------------------------------------
                                                      PRO FORMA
                                       COACH USA     ADJUSTMENTS     PRO FORMA
                                      ------------   ------------   ------------
               ASSETS
CURRENT ASSETS:
     Cash and cash equivalents .....  $      6,544   $        142   $      6,686
     Accounts receivable, less
        allowance ..................        22,526          1,612         24,138
     Notes receivable, current
        portion ....................         4,098                         4,098
     Inventories ...................         9,701          1,804         11,505
     Prepaid expenses and other
        current assets .............        14,925            257         15,182
                                      ------------   ------------   ------------
           Total current assets ....        57,794          3,815         61,609
PROPERTY AND EQUIPMENT, net ........       269,925         21,146        291,071
NOTES RECEIVABLE, less allowance ...         5,013          5,013
GOODWILL, net ......................        72,447          7,072         79,519
OTHER ASSETS, net ..................        10,945             46         10,991
                                      ------------   ------------   ------------
           Total assets ............  $    416,124   $     32,079   $    448,203
                                      ============   ============   ============

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
     Current maturities of long-term
        obligations ................  $      6,452          4,049   $     10,501
     Accounts payable and accrued
        liabilities ................        72,131          5,347         77,478
                                      ------------   ------------   ------------
           Total current
             liabilities ...........        78,583          9,396         87,979
                                      ------------   ------------   ------------
LONG-TERM OBLIGATIONS, net of
  current maturities ...............       160,368         13,677        174,045
CONVERTIBLE SUBORDINATED NOTES .....        36,830          3,750         40,580
DEFERRED INCOME TAXES ..............        28,537          2,474         31,011
                                      ------------   ------------   ------------
           Total liabilities .......       304,318         29,297        333,615
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
     Common stock ..................           178              1            179
     Additional paid-in capital ....       101,325          2,166        103,491
     Retained earnings .............        10,303            615         10,918
                                      ------------   ------------   ------------
           Total stockholders'
             equity ................       111,806          2,782        114,588
                                      ------------   ------------   ------------
           Total liabilities and
             stockholders' equity ..  $    416,124   $     32,079   $    448,203
                                      ============   ============   ============

              The accompanying notes are an integral part of this
                       pro forma combined balance sheet.

                                COACH USA, INC.
             NOTES TO PRO FORMA COMBINED BALANCE SHEET (UNAUDITED)

     The pro forma combined balance sheet adjusts the Coach USA consolidated financial statements as of March 31, 1997 to give effect to the acquisition of four companies subsequent to March 31, 1997 for total consideration of $8.5 million in cash, 163,304 shares of Common Stock and $3.8 million of subordinated notes convertible into 102,128 shares of the Company's Common Stock, as if all acquisitions had occurred on March 31, 1997.

                                 COACH USA, INC.
               PRO FORMA COMBINED STATEMENT OF INCOME (UNAUDITED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               YEAR ENDED DECEMBER 31, 1996
                                    ------------------------------------------------------------------------------
                                                     COMBINED       PURCHASED
                                                     FOUNDING       COMPANIES
                                                    COMPANIES        THROUGH
                                                     THROUGH         DATE OF        PRO FORMA
                                     COACH USA        MAY 31       ACQUISITION     ADJUSTMENTS         PRO FORMA
                                    ------------   ------------    ------------    ------------       ------------
REVENUES ........................   $    205,838   $     44,938    $    131,683    $                  $    382,459
OPERATING EXPENSES ..............        152,298         36,786         100,454                            289,538
                                    ------------   ------------    ------------    ------------       ------------
     Gross profit ...............         53,540          8,152          31,229                             92,921
GENERAL AND
  ADMINISTRATIVE EXPENSES .......         24,471          7,776          17,579          (7,495)(a)         43,733
                                                                                           1,402(b)
ACQUISITION RELATED COSTS .......          1,101           --              --            (1,101)(c)           --
                                    ------------   ------------    ------------    ------------       ------------
     Operating income ...........         27,968            376          13,650           7,194             49,188
OTHER (INCOME) EXPENSE:
     Interest expense ...........          9,467          1,359           4,838            (892)(d)         19,326
                                                                                           4,554(e)
     Earnings from investment in
        unconsolidated subsidiary           --             --            (7,094)           7,094(f)           --
                                    ------------   ------------    ------------    ------------       ------------
INCOME (LOSS) BEFORE INCOME TAXES
  AND EXTRAORDINARY ITEMS .......         18,501           (983)         15,906          (3,562)            29,862
PROVISION (BENEFIT) FOR INCOME
  TAXES .........................          7,684             42           5,957          (1,388)(g)         12,295
                                    ------------   ------------    ------------    ------------       ------------
INCOME (LOSS) BEFORE
  EXTRAORDINARY ITEMS ...........   $     10,817   $     (1,025)   $      9,949    $     (2,174)      $     17,567
                                    ============   ============    ============    ============       ============
PRO FORMA INCOME PER COMMON SHARE
  BEFORE EXTRAORDINARY ITEMS ....                                                                     $       1.14
                                                                                                      ============
WEIGHTED AVERAGE SHARES
  OUTSTANDING(h) ................                                                                           15,418
                                                                                                      ============

               The accompanying notes are an integral part of this
                     pro forma combined statement of income.

                                 COACH USA, INC.
               PRO FORMA COMBINED STATEMENT OF INCOME (UNAUDITED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                            THREE MONTHS ENDED MARCH 31, 1997
                                    --------------------------------------------------
                                                PURCHASED
                                                COMPANIES
                                                 THROUGH
                                                 DATE OF     PRO FORMA
                                    COACH USA  ACQUISITION  ADJUSTMENTS      PRO FORMA
                                    ---------   ---------    ---------       ---------
REVENUES ........................   $  69,311   $  17,190    $               $  86,501
OPERATING EXPENSES ..............      54,386      15,327                       69,713
                                    ---------   ---------    ---------       ---------
     Gross profit ...............      14,925       1,863                       16,788
GENERAL AND
  ADMINISTRATIVE EXPENSES .......       8,238       2,658         (219)(a)      10,893
                                                                    216(b)
ACQUISITION RELATED COSTS .......         117        --           (117)(c)        --
                                    ---------   ---------    ---------       ---------
     Operating income (loss) ....       6,570        (795)         120           5,895
OTHER (INCOME) EXPENSE:
     Interest expense ...........       3,199         391          767(d)        4,357
                                    ---------   ---------    ---------       ---------
INCOME (LOSS) BEFORE INCOME TAXES
  AND EXTRAORDINARY ITEMS .......       3,371      (1,186)        (647)          1,538
PROVISION (BENEFIT) FOR INCOME
  TAXES .........................       1,402        (556)        (195)(e)         651
                                    ---------   ---------    ---------       ---------
INCOME (LOSS) BEFORE
  EXTRAORDINARY ITEMS ...........   $   1,969   $    (630)   $    (452)      $     887
                                    =========   =========    =========       =========
PRO FORMA INCOME PER COMMON SHARE
  BEFORE EXTRAORDINARY ITEMS ....                                            $     .05
                                                                             =========
WEIGHTED AVERAGE SHARES
  OUTSTANDING(f) ................                                               18,676
                                                                             =========

               The accompanying notes are an integral part of this
                     pro forma combined statement of income.

                                 COACH USA, INC.
          NOTES TO PRO FORMA COMBINED STATEMENTS OF INCOME (UNAUDITED)

YEAR ENDED DECEMBER 31, 1996

     The Pro Forma Combined Statements of Income for the year ended December 31, 1996 and the three months ended March 31, 1997 include (i) Coach USA and subsidiaries which reflects the Pooled Companies combined with the Founding Companies from June 1, 1996 and the Purchased Companies from their respective date of acquisition (ii) the Founding Companies for the period prior to June 1, 1996 and (iii) the Purchased Companies through their respective date of acquisition, including four companies acquired subsequent to March 31, 1997.

     (a) Adjusts compensation to the level the owners of the Founding, Pooled and Purchased Companies have agreed to receive subsequent to their respective acquisition. Also adjusts compensation to reverse a non-recurring, non-cash charge recorded in March 1996, representing the difference between the amounts paid for shares of the Company's common stock and the estimated fair value of the shares on the date of sale as if the companies were combined.

     (b)   Records the amortization of goodwill using a 40-year life.

     (c)   Eliminates non-recurring acquisition related costs.

     (d) Records reduction of interest expense related to debt converted to equity subsequent to the acquisition of one of the Pooled Companies completed in August 1996.

     (e) Records interest expense on debt incurred to fund the cash purchase price and convertible debt issued in conjunction with the acquisition of the Purchased Companies.

     (f)   Eliminates earnings in a previously unconsolidated subsidiary.

     (g) Records the incremental provision for Federal and state income taxes relating to the owner's compensation differential, income taxes on S Corporation income, utilization of loss carryforwards at the time the loss was incurred on a combined basis, and income taxes on the income from personal assets of a stockholder.

     (h) The computation of unaudited pro forma combined net income per common and common equivalent share before extraordinary items for the year ended December 31, 1996 is based upon 15,418,110 weighted average shares outstanding which includes (a) 3,862,369 shares attributed to the acquisitions of the Pooled Companies, (b) 2,165,724 shares issued prior to the Initial Public Offering, (c) 5,099,687 shares issued to the stockholders of the Founding Companies, (d) 1,700,714 of the 4,140,000 shares sold in the Initial Public Offering to pay the cash portion of the consideration for the Founding Companies; (e) 118,142 of the 4,140,000 shares sold in the Initial Public Offering to pay excess S Corporation distributions, (f) the weighted average portion of the remaining 2,321,144 shares issued in the Initial Public Offering, (g) the weighted average portion of 425,039 shares issued in connection with the conversion of indebtedness to equity at one of the Pooled Companies, (h) the weighted average portion of the 2,084,307 shares sold in the secondary stock offering, (i) 163,304 shares representing shares attributed to acquisitions subsequent to March 31, 1997, and (j) 227,743 shares representing the weighted average portion of shares for the dilution attributable to outstanding options to purchase common stock, using the treasury stock method.

                                COACH USA, INC.
          NOTES TO PRO FORMA COMBINED STATEMENTS OF INCOME (UNAUDITED)

THREE MONTHS ENDED MARCH 31, 1997

     (a) Adjusts compensation to the level the owners of the Pooled and Purchased Companies have agreed to receive subsequent to their respective acquisition.

     (b)   Records the amortization of goodwill using a 40-year life.

     (c)   Eliminates non-recurring acquisition related costs.

     (d) Records interest expense on debt incurred to fund the cash purchase price and convertible debt issued in conjunction with the acquisition of the Purchased Companies.

     (e) Records the incremental provision for Federal and state income taxes relating to the owner's compensation differential, income taxes on S Corporation income, utilization of loss carryforwards at the time the loss was incurred on a combined basis, and income taxes on the income from personal assets of a stockholder.

     (f) The computation of unaudited pro forma combined net income per common and common equivalent share before extraordinary items for the three months ended March 31, 1997 is based upon 18,675,933 weighted average shares outstanding which include (a) 17,777,126 shares issued and outstanding for the entire three month period, (b) 981 shares issued to a minority interest, (c) 163,304 shares representing shares attributed to acquisitions subsequent to March 31, 1997, and (d) 734,522 shares representing the weighted average portion of shares for the dilution attributable to outstanding options to purchase common stock, using the treasury stock method.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Coach USA, Inc.:

     We have audited the accompanying consolidated balance sheets of Coach USA, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coach USA, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP
Houston, Texas
March 31, 1997

                        COACH USA, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                    (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                            DECEMBER 31,
                                                   -----------------------------
                                                       1995             1996
                                                   ------------     ------------
                 ASSETS
CURRENT ASSETS:
     Cash and cash equivalents ................    $      3,411     $      1,470
     Accounts receivable, less allowance
        of $996 and $2,096 ....................           8,890           18,659
     Inventories ..............................           3,641            8,758
     Notes receivable, current portion ........           3,045            2,811
     Prepaid expenses and other current
        assets ................................           4,540           12,628
                                                   ------------     ------------
           Total current assets ...............          23,527           44,326
PROPERTY AND EQUIPMENT, net ...................          65,395          210,754
NOTES RECEIVABLE, less allowance of
        $500 and $500 .........................           1,978            4,231
GOODWILL, net .................................              71           30,142
OTHER ASSETS, net .............................          11,636           10,497
                                                   ------------     ------------
           Total assets .......................    $    102,607     $    299,950
                                                   ============     ============

  LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
     Current maturities of convertible
        subordinated notes ....................    $       --       $      4,000
     Current maturities of long-term
        obligations ...........................          12,065           10,877
     Accounts payable and accrued
        liabilities ...........................          19,309           36,948
                                                   ------------     ------------
           Total current liabilities ..........          31,374           51,825
LONG-TERM OBLIGATIONS, net of
  current maturities ..........................          43,685           98,106
CONVERTIBLE SUBORDINATED NOTES, net of
  current maturities ..........................            --             18,500
LONG-TERM OBLIGATIONS DUE TO
  STOCKHOLDERS, net of current maturities .....          16,467             --
DEFERRED INCOME TAXES .........................           6,702           21,593
                                                   ------------     ------------
           Total liabilities ..................          98,228          190,024
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
     Common Stock, $.01 par, 30,000,000
        shares authorized, 3,862,369 and
        17,777,126 shares issued and
        outstanding, respectively .............              39              178
     Additional paid-in capital ...............           5,160          101,325
     Retained earnings (deficit) ..............            (820)           8,423
                                                   ------------     ------------
           Total stockholders' equity .........           4,379          109,926
                                                   ------------     ------------
           Total liabilities and
              stockholders' equity ............    $    102,607     $    299,950
                                                   ============     ============

  The accompanying notes are an integral part of these consolidated financial statements.

                        COACH USA, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                  (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        YEAR ENDED DECEMBER 31,
                                          ---------------------------------------------------
                                                                                   PRO FORMA
                                                                                   COMBINED
                                             1994        1995         1996           1996
                                          ----------  -----------  -----------    -----------
                                                                                  (UNAUDITED)
REVENUES................................  $   88,060  $   103,403  $   205,838     $ 250,776
OPERATING EXPENSES......................      65,460       75,002      152,298       189,084
                                          ----------  -----------  -----------    -----------
     Gross profit.......................      22,600       28,401       53,540        61,692
GENERAL AND ADMINISTRATIVE EXPENSES.....      15,223       16,772       24,471        26,554
ACQUISITION RELATED COSTS...............      --          --             1,101        --
                                          ----------  -----------  -----------    -----------
     Operating income...................       7,377       11,629       27,968        35,138
INTEREST EXPENSE........................       4,904        6,627        9,467         9,934
                                          ----------  -----------  -----------    -----------
INCOME BEFORE INCOME TAXES AND
  EXTRAORDINARY ITEMS...................       2,473        5,002       18,501        25,204
PROVISION FOR INCOME TAXES..............       1,130        2,050        7,684         9,958
                                          ----------  -----------  -----------    -----------
INCOME BEFORE EXTRAORDINARY ITEMS.......       1,343        2,952       10,817        15,246
EXTRAORDINARY ITEMS, net of income
  taxes.................................      --          --             2,723         2,723
                                          ----------  -----------  -----------    -----------
NET INCOME..............................  $    1,343  $     2,952  $    13,540     $  17,969
                                          ==========  ===========  ===========    ===========
EARNINGS PER COMMON AND COMMON
  EQUIVALENT SHARE:
     INCOME BEFORE EXTRAORDINARY
        ITEMS...........................  $      .35  $       .76  $       .91     $    1.00
     EXTRAORDINARY ITEMS................      --          --               .23           .18
                                          ----------  -----------  -----------    -----------
     NET INCOME.........................  $      .35  $       .76  $      1.14     $    1.18
                                          ==========  ===========  ===========    ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                        COACH USA, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (AMOUNTS IN THOUSANDS)

                                             COMMON STOCK      ADDITIONAL    RETAINED        TOTAL
                                           ----------------     PAID-IN      EARNINGS    STOCKHOLDERS'
                                           SHARES    AMOUNT     CAPITAL      (DEFICIT)      EQUITY
                                           ------    ------    ----------    --------    -------------
BALANCE AT DECEMBER 31, 1993............    3,863    $  39      $   4,954    $ (3,346)     $   1,647
     S Corporation dividends paid by
        certain Pooled Companies........     --       --           --            (690)          (690)
     Net income.........................     --       --           --           1,343          1,343
     Other..............................     --       --              (30)      --               (30)
                                           ------    ------    ----------    --------    -------------
BALANCE AT DECEMBER 31, 1994............    3,863       39          4,924      (2,693)         2,270
     S Corporation dividends paid by
        certain Pooled Companies........     --       --           --          (1,079)        (1,079)
     Net income.........................     --       --           --           2,952          2,952
     Other..............................     --       --              236       --               236
                                           ------    ------    ----------    --------    -------------
BALANCE AT DECEMBER 31, 1995............    3,863       39          5,160        (820)         4,379
     Issuance of Common Stock:
        Proceeds of stock offerings.....    6,224       62         96,502       --            96,564
        Merger with Predecessor.........    2,166       22          2,055      (2,053)            24
        Acquisition of Founding
           Companies....................    5,099       51          6,323       9,155         15,529
     Cash Distribution to Founding
        Companies' Shareholders.........     --       --          (23,810)      --           (23,810)
     Reorganization.....................     --       --            4,402      (4,402)       --
     Conversion from S Corporation to C
        Corporation for Founding
        Companies.......................     --       --           --          (5,426)        (5,426)
     Conversion of debt to equity.......      425        4         10,198       --            10,202
     S Corporation dividends paid by
        certain Pooled Companies........     --       --           --          (1,838)        (1,838)
     Adjustment to conform fiscal year
        ends of Pooled Companies........     --       --           --             267            267
     Net income.........................     --       --           --          13,540         13,540
     Capital contributions equal to
        the current income taxes of S
        Corporations....................     --       --              341       --               341
     Other..............................     --       --              154       --               154
                                           ------    ------    ----------    --------    -------------
BALANCE AT DECEMBER 31, 1996............   17,777    $ 178      $ 101,325    $  8,423      $ 109,926
                                           ======    ======    ==========    ========    =============

  The accompanying notes are an integral part of these consolidated financial statements.

                        COACH USA, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)

                                                  YEAR ENDED DECEMBER 31,
                                          ---------------------------------------
                                             1994         1995          1996
                                          -----------  -----------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income............................  $     1,343  $     2,952  $      13,540
  Adjustments to reconcile net income to
     net cash provided by operating
     activities --
        Adjustment to conform fiscal
           year ends of Pooled
           Companies....................      --           --                 267
        Extraordinary gain..............      --           --              (7,007)
        Depreciation and amortization...        5,937        7,702         13,744
        (Gain) loss on sale of assets...          216         (620)          (350)
        Deferred income tax provision...        1,206        1,743          7,026
        Changes in operating assets and
           liabilities, net of effect of
           Purchased Companies --
             Accounts receivable, net...          115       (1,337)          (944)
             Inventories................       (1,094)      (2,593)        (4,507)
             Notes receivable, net......          175       (1,828)        (1,672)
             Prepaid expenses and other
                 current assets.........         (631)        (611)        (3,856)
             Accounts payable and
                 accrued liabilities....       (1,523)       2,111         (6,761)
             Other......................          850         (163)          (473)
                                          -----------  -----------  -------------
                Net cash provided by
                    operating
                    activities..........        6,594        7,356          9,007
                                          -----------  -----------  -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property and equipment...      (22,926)     (14,359)       (25,714)
  Proceeds from sales of property and
     equipment..........................        1,196        1,961          4,685
  Cash consideration paid for the
     Founding Companies, net of cash
     acquired...........................      --           --             (22,112)
  Cash consideration paid for Purchased
     Companies, net of cash acquired....      --           --             (12,666)
  Proceeds from sales of investments....      --           --               1,419
                                          -----------  -----------  -------------
                Net cash used in
                    investing
                    activities..........      (21,730)     (12,398)       (54,388)
                                          -----------  -----------  -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments on long-term
     obligations........................      (12,032)     (18,544)      (125,638)
  Proceeds from issuance of long-term
     obligations........................       26,276       26,091         74,198
  Sales of Common Stock.................      --           --              96,564
  S Corporation Dividends paid by
     certain Pooled Companies...........         (690)      (1,079)        (1,838)
  Other.................................          286          181            154
                                          -----------  -----------  -------------
                Net cash provided by
                    financing
                    activities..........       13,840        6,649         43,440
                                          ===========  ===========  =============
NET INCREASE (DECREASE) IN CASH.........       (1,296)       1,607         (1,941)
CASH AND CASH EQUIVALENTS, beginning of
  year..................................        3,100        1,804          3,411
                                          -----------  -----------  -------------
CASH AND CASH EQUIVALENTS, end of
  year..................................  $     1,804  $     3,411  $       1,470
                                          ===========  ===========  =============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
     Cash paid for interest.............  $     3,524  $     5,329  $       9,236
     Cash paid for income taxes.........          410          125          4,732
     Assets acquired under capital
       leases...........................        1,931        2,404          7,891
     Convertible debt issued for
       Purchased Companies..............      --           --              22,500

   The accompanying notes are an integral part of these consolidated financial statements.

                        COACH USA, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BUSINESS AND ORGANIZATION:

     In September 1995, Coach USA, Inc. (Coach USA), was founded to create a national company providing motorcoach transportation services, including charter and tour services, and related passenger ground transportation services.

     In May 1996, Coach USA acquired, simultaneously with the closing of its initial public offering (the Offering), six established businesses. Consideration for these businesses consisted of a combination of cash and common stock of Coach USA (the Common Stock). These six businesses are referred to herein as the "Founding Companies." Coach USA acquired nine additional businesses in 1996. Of these nine additional businesses acquired, six were accounted for as poolings-of-interests and, together with an additional business acquired in February 1997 accounted for as a pooling-of-interests, are referred to herein as the "Pooled Companies." The remaining three businesses were accounted for as purchases and are referred to herein as the "Purchased Companies" (see Note 3).

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of Coach USA and the Founding Companies from June 1, 1996, the effective date used to account for the acquisitions of the Founding Companies, the Purchased Companies since date of acquisition, and give retroactive effect to the acquisitions of the Pooled Companies. The Pooled Companies, the Founding Companies subsequent to May 31, 1996, and the Purchased Companies since date of acquisition, are collectively referred to herein as the "Company." All significant intercompany transactions and balances have been eliminated in consolidation.

     The unaudited pro forma combined statement of income for the year ended December 31, 1996 includes the accounts of Coach USA and the Founding Companies from January 1, 1996, the Purchased Companies since date of acquisition, and gives retroactive effect to the acquisitions of the Pooled Companies. Certain pro forma adjustments further discussed in Note 3 have been made to the unaudited pro forma combined statement of income.

     Two of the Pooled Companies have previously reported on an October fiscal year end. As such, the accounts of these companies for their 1994 and 1995 fiscal years have been consolidated with the accounts of the Company as of December 31, 1994 and 1995, respectively. Unaudited revenues and net income for these two companies for the two-month period ended December 31, 1995, were approximately $6,292,000 and $267,000, respectively. Accordingly, an adjustment is included in the consolidated statement of stockholders' equity for the net income attributed to this two-month period.

                        COACH USA, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with an original maturity of three months or less as cash equivalents.

  INVENTORIES

     Inventories consist of motorcoach and taxicab replacement parts and taxicabs held for sale. Inventory cost for replacement parts is accounted for on the first-in, first-out basis and inventory cost for taxicabs held for sale or on short-term leases are accounted for on the specific identification basis, and both are reported at the lower of cost or market. Taxicabs held for sale are depreciated over their estimated useful lives of 4.5 years. Depreciation and amortization expense in the accompanying consolidated financial statements includes $1,053,000, $1,457,000 and $1,940,000 of depreciation related to taxicabs held for sale in 1994, 1995 and 1996.

  NOTES RECEIVABLE

     Notes receivable result from the sale of taxicabs to independent contractors. The notes bear interest and are due in weekly installments over periods ranging up to 42 months.

  NOTES RECEIVABLE FROM STOCKHOLDERS

     The Company had notes receivable from former stockholders of certain of the Pooled Companies totaling $439,000 at December 31, 1995. These notes receivable were unsecured, noninterest-bearing and payable on demand and were repaid in full in connection with the respective mergers with Coach USA.

  PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Expenditures for maintenance and repairs, including replacement of engines and certain other significant costs, are expensed as costs are incurred.

     Depreciation on transportation equipment and other assets for financial reporting purposes is computed on the straight-line basis over the estimated useful lives of the assets, net of their estimated residual values. Gains or losses on the sale of equipment are included in operating expenses.

  GOODWILL

     Goodwill represents the excess of the aggregate price paid by the Company in acquisitions accounted for as purchases over the fair market value of the net tangible assets acquired. Goodwill is amortized on a straight-line basis generally over 40 years.

  OTHER ASSETS

     Taxicab permits are carried at cost, less accumulated amortization. The permit costs are amortized using the straight-line method over a period of 40 years. Annual renewal fees are charged to expense as incurred.

     The Company applies Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, other identifiable intangible assets and goodwill may warrant revision or that the remaining balances may not be recoverable.

                        COACH USA, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  CONCENTRATIONS OF CREDIT RISK

     The Company provides services to a broad range of geographical regions. The Company's credit risk primarily consists of receivables from a variety of customers, including casinos and various other tourism-based companies and governmental units. In addition, the Company's accounts and notes receivable include amounts due from independent taxicab contractors. Management performs ongoing credit evaluations of its customers and independent taxicab contractors and provides allowances as deemed necessary.

     The activity in the allowance for doubtful accounts is as follows (in thousands):

                                                          BEGINNING
                                                          BALANCE OF
                                           BALANCE AT    FOUNDING AND    CHARGED TO                  BALANCE AT
                                           BEGINNING      PURCHASED      COSTS AND                     END OF
                                           OF PERIOD      COMPANIES       EXPENSES     WRITE-OFFS      PERIOD
                                           ----------    ------------    ----------    ----------    ----------
Year ended December 31, 1994............     $1,088         $--            $  821       $ (1,049)      $  860
Year ended December 31, 1995............        860          --               870           (734)         996
Year ended December 31, 1996............        996            955            931           (786)       2,096

  REVENUE RECOGNITION

     The Company recognizes revenue from recreation, excursion, commuter, transit and taxicab support services and sales to independent taxicab operators when such services and sales are performed. The Company recognizes financing income on notes receivable using the effective interest method over the term of the notes. Costs associated with the revenues are incurred and recorded as services and sales are performed.

     The Company has a 50 percent interest in a joint venture which provides various paratransit services to a governmental agency in South Florida. Income from this joint venture was $1.0 million, $0.6 million and $0.7 million in 1994, 1995 and 1996, respectively, and is included in revenues in the accompanying consolidated financial statements.

  INCOME TAXES

     The Company will file a consolidated return for federal income tax purposes. Income taxes are provided under the liability method considering the tax effects of transactions reported in the financial statements which are different from the tax return. The deferred income tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the underlying assets or liabilities are realized or settled.

     Certain of the Pooled Companies were S Corporations for income tax purposes and, accordingly, any income tax liabilities for the periods prior to the acquisition date are the responsibility of the respective stockholders. For purposes of these consolidated financial statements, federal and state income taxes have been provided as if these companies had filed C Corporation tax returns for the pre-acquisition periods. The current income tax expense of these S Corporations is reflected in the consolidated financial statements in the provision for income taxes and as an increase to additional paid-in capital.

  USE OF ESTIMATES

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                        COACH USA, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE

     The computation of net income per common and common equivalent share for the years ended December 31, 1994 and 1995 includes 3,862,369 shares issued in connection with the acquisitions of the Pooled Companies.

     The computation of net income per common and common equivalent share for the year ended December 31, 1996 is based upon 11,923,064 weighted average shares outstanding which includes (a) the 3,862,369 shares discussed above, (b) the weighted average portion of the 2,165,724 shares issued prior to the Initial Public Offering, (c) the weighted average portion of the 5,099,687 shares issued to the stockholders of the Founding Companies, (d) the weighted average portion of the 4,140,000 shares sold in the Initial Public Offering, (e) the weighted average portion of the 425,039 shares issued in connection with the conversion of indebtedness to equity at one of the Pooled Companies, (f) the weighted average portion of the 2,084,307 shares sold in a secondary stock offering, and
(g) 305,605 shares representing the weighted average portion of shares for the dilution attributable to outstanding options to purchase common stock, using the treasury stock method.

     The computation of unaudited pro forma combined net income per common and common equivalent share for the year ended December 31, 1996 is based upon 15,254,806 weighted average shares outstanding which includes (a) the 3,862,369 shares discussed above, (b) the 2,165,724 shares issued prior to the Initial Public Offering, (c) 5,099,687 shares issued to the stockholders of the Founding Companies, (d) 1,700,714 of the 4,140,000 shares sold in the Initial Public Offering to pay the cash portion of the consideration for the Founding Companies; (e) 118,142 of the 4,140,000 shares sold in the Initial Public Offering to pay excess S Corporation distributions, (f) the weighted average of the remaining 2,321,144 shares issued in the Initial Public Offering, (g) the weighted average portion of 425,039 shares issued in connection with the conversion of indebtedness to equity at one of the Pooled Companies, (h) the weighted average portion of the 2,084,307 shares sold in the secondary stock offering, and (i) 227,743 shares representing the weighted average portion of shares for the dilution attributable to outstanding options to purchase common stock, using the treasury stock method.

     In March 1996, the Company authorized 500,000 shares of $.01 par value preferred stock, none of which has been issued.

  NEW ACCOUNTING PRONOUNCEMENT

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 revises the methodology to be used in computing earnings per share (EPS) such that the computations required for primary and fully diluted EPS are to be replaced with "basic" and "diluted"
EPS. Basic EPS is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted EPS is computed in the same manner as fully diluted EPS, except that, among other changes, the average share price for the period is used in all cases when applying the treasury stock method to potentially dilutive outstanding options.

     The Company will adopt SFAS No. 128 effective December 15, 1997, and will restate EPS for all periods presented. The Company anticipates that the amounts reported for basic EPS for the years ended December 31, 1994, 1995 and 1996 will be $0.35, $0.76 and $1.17, and that basic EPS for the unaudited pro forma twelve months ended December 31, 1996 will be $1.20. The Company anticipates that the amounts reported for diluted EPS for the years ended December 31, 1994, 1995 and 1996 will be $0.35, $0.76 and $1.14 and that diluted EPS for the unaudited pro forma twelve months ended December 31, 1996 will be $1.18.

                        COACH USA, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3.  BUSINESS COMBINATIONS:

     The Founding Companies were merged with Coach USA effective June 1, 1996, for financial reporting purposes. The unaudited pro forma combined data presented below consists of the income statement data as presented in these consolidated financial statements combined with the Founding Companies, including certain pro forma adjustments further discussed below, as if the Founding Companies were combined with the Pooled Companies and Coach USA as of January 1, 1995 (in thousands):

                                         YEAR ENDED       YEAR ENDED
                                        DECEMBER 31,     DECEMBER 31,
                                            1995             1996
                                        -------------    -------------
                                                 (UNAUDITED)
Revenues.............................     $ 216,892        $ 250,776
Income before extraordinary items....        11,140           15,246
Income per share before extraordinary
  items..............................           .83             1.00

  POOLINGS

     During 1996 and through February 28, 1997, the Company acquired all of the outstanding stock of the Pooled Companies in exchange for 3,862,369 shares of Common Stock. Six of these companies provide motorcoach transportation services and one provides primarily taxicab services. These acquisitions have been accounted for as poolings-of-interests and the results of operations of these seven companies are included for all periods presented herein.

     The consolidated financial statements for 1994 and 1995 represent the operations of the Pooled Companies prior to their acquisition by the Company. The combined revenues, income before extraordinary items, and net income of the Pooled Companies for the preacquisition period in 1996 were $107.7 million, $4.9 million and $4.8 million, respectively. In addition, the Consolidated Statements of Cash Flows reflect an acquisition by one of the Pooled Companies during the pre acquisition period in 1996 which was accounted for as a purchase for a total cash price of $323,000.

     The following table reconciles the consolidated revenues and net income of the Company included in these financial statements after giving retroactive effect to the pooling-of-interests transaction completed in February 1997 with the consolidated revenues and net income previously reported in the Company's 1996 Form 10-K filing (in thousands, except per share data).

                                            FOR THE YEAR ENDED DECEMBER 31,
                            ---------------------------------------------------------------
                                   1994                  1995                  1996
                            ------------------    ------------------    -------------------
                                         NET                   NET                    NET
                            REVENUES    INCOME    REVENUES    INCOME    REVENUES    INCOME
                            --------    ------    --------    ------    --------    -------
As previously reported in
  10-K...................   $ 68,421    $  649    $ 83,925    $2,411    $185,728    $12,915
Subsequent Pooling.......     19,639       694      19,478       541      20,110        625
                            --------    ------    --------    ------    --------    -------
After Subsequent
  Pooling................   $ 88,060    $1,343    $103,403    $2,952    $205,838    $13,540
                            ========    ======    ========    ======    ========    =======
Net income per share --
  After Subsequent
     Pooling.............               $  .35                $  .76                $  1.14
                                        ======                ======                =======

                        COACH USA, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  PURCHASES

     On August 29, 1996, the Company acquired three businesses which were accounted for as purchases. The aggregate consideration paid in these transactions was $14.5 million in cash and $22.5 million in the form of subordinated notes convertible into 750,460 shares of Common Stock. The accompanying consolidated balance sheet as of December 31, 1996 includes allocations of the respective purchase prices and is subject to final adjustment. The allocations resulted in goodwill recognized of $30.3 million representing the excess of purchase price over fair value of the net assets acquired. In conjunction with the acquisitions, liabilities were assumed as follows (in thousands):

Fair value of assets acquired, net of cash acquired ............       $ 63,963
Goodwill .......................................................         30,341
Cash paid, net of cash acquired ................................        (12,343)
Issuance of convertible notes ..................................        (22,500)
                                                                       --------
Liabilities assumed ............................................       $ 59,461
                                                                       ========

     The following table sets forth further adjustments to the unaudited pro forma income statement data above to present the effect of the acquisitions of the companies accounted for as purchases through December 31, 1996 on the Company's results of operations for the years ended December 31, 1995 and 1996. The following unaudited pro forma income statement data includes the Founding Companies and the Pooled Companies, plus all Purchased Companies through 1996 as if the acquisitions were effective on the first day of the year being reported (in thousands):

                                                     YEAR ENDED      YEAR ENDED
                                                    DECEMBER 31,    DECEMBER 31,
                                                        1995            1996
                                                    ------------    ------------
                                                             (UNAUDITED)
Revenues .......................................    $    252,744    $    276,796
Income before extraordinary items ..............          12,531          16,153
Income per share before extraordinary items ....             .94            1.06

     Pro forma adjustments included in the preceding tables regarding the Founding Companies, the Pooled Companies and the Purchased Companies primarily relate to (a) owners' compensation differential, (b) adjustments to depreciation and amortization due to the purchase price allocations, (c) adjustments of historical interest expense related to certain subordinated debt and cash payments related to the Purchased Companies, (d) elimination of interest on debt converted to equity of one of the Pooled Companies, (e) elimination of merger costs in connection with the acquisition of the Pooled Companies, and (f) adjustments to the federal and state income tax provisions based on the combined operations.

     The pro forma results presented above are not necessarily indicative of actual results which might have occurred had the operations and management teams of the Company, the Founding Companies, the Pooled Companies and the Purchased Companies been combined at the beginning of the periods presented.

     Through March 31, 1997, the Company acquired two additional companies accounted for as purchases. The aggregate consideration paid in these transactions was $34.3 million in cash and $18.3 million of subordinated notes convertible into 484,239 shares of the Company's Common Stock.

                        COACH USA, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4.  PREPAID EXPENSES AND OTHER CURRENT ASSETS:

     Prepaid expenses and other current assets consist of the following (in thousands):

                                               DECEMBER 31
                                          ---------------------
                                            1995        1996
                                          ---------  ----------
Prepaid insurance.......................  $   1,410  $    2,757
Deferred income tax asset, current......      1,283       3,392
Prepaid licenses, registrations and
  other taxes...........................        918       3,683
Other...................................        929       2,796
                                          ---------  ----------
                                          $   4,540  $   12,628
                                          =========  ==========

5.  PROPERTY AND EQUIPMENT:

     Property and equipment consist of the following (in thousands):

                                                             DECEMBER 31
                                         ESTIMATED     ------------------------
                                        USEFUL LIVES      1995         1996
                                        ------------   -----------  -----------
                                          (YEARS)
Transportation equipment.............       3-15       $    79,681  $   241,371
Building and leasehold
  improvements.......................      5-31.5            6,624       11,527
Computer equipment...................       5-7              7,960        9,022
Other................................       3-10             2,519       12,496
                                                       -----------  -----------
                                                            96,784      274,416
Less -- Accumulated depreciation.....                      (31,389)     (63,662)
                                                       -----------  -----------
                                                       $    65,395  $   210,754
                                                       ===========  ===========

     Included in transportation equipment at December 31, 1995 and 1996, are approximately $10.9 million and $21.0 million, respectively, of assets held under capital leases.

6.  OTHER ASSETS:

     Other assets consist of the following (in thousands):

                                               DECEMBER 31
                                          ----------------------
                                             1995        1996
                                          ----------  ----------
Taxicab permits, net of accumulated
  amortization of $2,194 and $2,298.....  $    4,263  $    4,159
Noncurrent deferred income tax asset....       6,089       3,782
Other, net of accumulated amortization
  of $672 and $838......................       1,284       2,556
                                          ----------  ----------
                                          $   11,636  $   10,497
                                          ==========  ==========

     Amortization expense related to other assets for the years ended December 31, 1995 and 1996 was $201,000 and $270,000, respectively.

                        COACH USA, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES:

     Accounts payable and accrued liabilities consist of the following (in thousands):

                                               DECEMBER 31
                                          ----------------------
                                             1995        1996
                                          ----------  ----------
Trade accounts payable..................  $    3,900  $    8,721
Accrued insurance claims................       6,608      13,847
Accrued compensation....................       2,929       4,422
Due to affiliates.......................         642      --
Property and other taxes................         941       1,237
Accrued interest payable................         889         849
Deferred revenue........................         883       1,448
Other...................................       2,517       6,424
                                          ----------  ----------
                                          $   19,309  $   36,948
                                          ==========  ==========

8.  LONG-TERM OBLIGATIONS:

     Long-term obligations consist of the following:

                                                DECEMBER 31
                                          ------------------------
                                             1995         1996
                                          -----------  -----------
                                               (IN THOUSANDS)
Revolving credit facility with a bank
  syndicate, interest at LIBOR plus
  1.50% (7.03% at December 31, 1996),
  secured by substantially all of the
  assets of the Company.................  $   --       $    60,110
Notes payable to finance companies,
  interest rates ranging from 7.70% to
  15.00%, due in monthly installments of
  $567,098, maturing at various dates
  through 2011; secured by certain
  transportation equipment and real
  property..............................       38,971       20,728
Obligations under capital leases of
  certain transportation equipment,
  implicit interest rates ranging from
  5.00% to 11.00%, due in monthly
  installments of $344,508, maturing at
  various dates through 2003............        6,643       18,037
Various notes payable to stockholders,
  including $600 of accrued interest
  payable in 1996.......................       18,387          259
Other...................................        8,816        9,849
                                          -----------  -----------
Total Long-term Obligations.............       72,817      108,983
Less -- Current maturities..............      (12,065)     (10,877)
Less -- Accrued Interest................         (600)     --
                                          -----------  -----------
                                          $    60,152  $    98,106
                                          ===========  ===========

                        COACH USA, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     At December 31, 1996, future principal payments of long-term debt and minimum lease payments under capital lease obligations are as follows (in thousands):

                                           LONG-TERM    CAPITAL LEASE
                                             DEBT        OBLIGATIONS
                                           ---------    -------------
Year ending December 31 --
     1997...............................   $   8,300      $   4,201
     1998...............................       4,998          3,341
     1999...............................      65,189          3,221
     2000...............................       4,816          3,976
     2001...............................       3,247          2,858
     Thereafter.........................       4,397          6,404
                                           ---------    -------------
                                           $  90,947         24,001
                                           =========

     Less -- Amounts representing
        interest........................                     (5,964)
                                                        -------------
                                                          $  18,037
                                                        =============

  REVOLVING CREDIT AGREEMENT

     In May 1996, the Company entered into a $30 million revolving credit agreement with one bank. This credit facility was primarily utilized to refinance certain indebtedness of the Founding Companies not repaid with proceeds of the Offering.

     In August 1996 and February 1997, the Company amended and restated the credit agreement. The credit agreement, as amended, provides for a revolving credit facility of $181 million through a syndicate of eight banks and allows for an additional $40 million of debt outside the credit facility (in addition to the convertible subordinated notes). The proceeds of the facility are to be used for working capital, capital expenditures and acquisitions, including refinancing of indebtedness related to acquisitions. The facility is secured by substantially all of the assets of the Company and matures in August 1999, at which time all amounts then outstanding become due. Interest on outstanding borrowings is charged, at the Company's option, at the bank's prime rate plus up to 1.0% or the London Interbank Offered Rate ("LIBOR") plus 1.0% to 2.25%, both as determined by the ratio of the Company's funded debt to cash flow, as defined. A commitment fee ranging from 0.25% to 0.50% is payable on the unused portion of the facility. Under the terms of the credit agreement, the Company must maintain certain minimum financial ratios. The credit agreement prohibits the payment of cash dividends. As of December 31, 1996, the Company had a total of $109.0 million outstanding under the revolving and other outside credit facilities and had utilized $5.0 million of the facility for letters of credit securing certain insurance obligations and performance bonds, resulting in a borrowing availability of $16.0 million under the revolving and other outside credit facilities.

     In September 1996, the Company entered into an interest rate cap agreement with a bank. The agreement has a term of one year and a notional principal amount of $50 million. The agreement provides that if the 90-day LIBOR rate exceeds 6.5% for certain measurement periods, the bank will pay to the Company the difference between such rate and 6.5%. The cost of the agreement is being amortized over its term.

  CONVERTIBLE SUBORDINATED NOTES

     In August 1996, the Company issued $22.5 million of convertible subordinated notes (the Notes) to former owners of the Purchased Companies as partial consideration of the acquisition purchase price. The Notes bear interest, payable quarterly, at a weighted average interest rate of 5.0 percent and are convertible by the holder into shares of the Company's Common Stock at a

                        COACH USA, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

weighted average price of $29.98 per share. The Notes are redeemable for cash or the Company's Common Stock at the option of the Company at any time after one year of issuance. The terms of the Notes require $4.0 million of principal payments in January of 1997 and $18.5 million in 1999.

     Management estimates that the fair value of its debt obligations is $112,619,000, compared to the historical value of $114,659,000 at December 31, 1996. The estimated fair value was determined by applying an estimated discount rate to the scheduled cash payments under the obligations.

9.  INCOME TAXES:

     The Company has implemented SFAS No. 109, "Accounting for Income Taxes," which provides for a liability approach to accounting for income taxes. The provision for income taxes consists of the following (in thousands):

                                              YEAR ENDED DECEMBER 31
                                          -------------------------------
                                            1994       1995       1996
                                          ---------  ---------  ---------
Current --
     Federal............................  $    (129) $     335  $     612
     State..............................         53        (28)       171
                                          ---------  ---------  ---------
                                                (76)       307        783
                                          ---------  ---------  ---------
Deferred --
     Federal............................      1,115      1,464      5,663
     State..............................         91        279      1,238
                                          ---------  ---------  ---------
                                              1,206      1,743      6,901
                                          ---------  ---------  ---------
Provision for income taxes before
  extraordinary
  items.................................      1,130      2,050      7,684
                                          ---------  ---------  ---------
Extraordinary Items --
     Current............................     --         --          1,690
     Deferred...........................     --         --            125
                                          ---------  ---------  ---------
                                             --         --          1,815
                                          ---------  ---------  ---------
                                          $   1,130  $   2,050  $   9,499
                                          =========  =========  =========

     Deferred income taxes result from the effect of transactions which are recognized in different periods for financial and tax reporting purposes and relate primarily to depreciation, accrued insurance claims payable and net operating loss carryforwards. Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates to differences between the financial reporting and the tax bases of existing assets and liabilities.

                        COACH USA, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The components of deferred income tax liabilities and assets are as follows (in thousands):

                                                DECEMBER 31
                                          ------------------------
                                             1995         1996
                                          -----------  -----------
Deferred income tax liabilities --
     Property and equipment.............  $     9,529  $    30,648
     Other..............................          558          679
                                          -----------  -----------
           Total deferred income tax
             liabilities................       10,087       31,327
                                          -----------  -----------
Deferred income tax assets --
     Accounts receivable/allowance for
        doubtful accounts...............         (148)        (854)
     Accrued liabilities/expenses.......       (5,190)      (8,574)
     Net operating losses...............       (3,357)      (2,520)
     Other assets.......................       (2,074)      (1,965)
     Tax credits........................         (268)      (2,775)
     Other..............................         (227)        (824)
                                          -----------  -----------
           Total deferred income tax
             assets.....................      (11,264)     (17,512)
Less -- Valuation allowance.............            5          904
                                          -----------  -----------
           Net deferred income tax
             (assets) liabilities.......  $    (1,172) $    14,719
                                          ===========  ===========

     The differences in income taxes provided and the amounts determined by applying the federal statutory tax rate to income before income taxes result from the following (in thousands):

                                           YEAR ENDED DECEMBER 31,
                                       -------------------------------
                                         1994       1995       1996
                                       ---------  ---------  ---------
Tax at federal statutory rate........  $     866  $   1,751  $   8,064
     Add (deduct) --
           State income taxes, net of
           federal benefit...........        119        162        983
           Nondeductible expenses....        124        155        383
           Tax-exempt income.........         (9)        (3)    --
           Other.....................         30        (15)        69
                                       ---------  ---------  ---------
                                       $   1,130  $   2,050  $   9,499
                                       =========  =========  =========

     For purposes of the consolidated federal tax return, the Company has net operating loss carryforwards available to offset taxable income of the Company in the future. The net operating loss carryforwards will expire at various dates from 1997 to 2010. The Company also has tax credit carryforwards which have been partially offset by a valuation allowance. Certain tax credit carryforwards will expire at various periods from 1996 through 2002. In connection with the acquisition of the Pooled Companies, ownership changes occurred resulting in various limitations on certain tax attributes of the Pooled Companies. However, the Company expects full utilization of these tax attributes prior to their expiration.

                        COACH USA, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

10.  COMMITMENTS AND CONTINGENCIES:

  PURCHASE COMMITMENTS

     As of December 31, 1996, the Company has entered into commitments to purchase 108 motorcoaches for approximately $32,636,000. The Company intends to sell or trade-in a number of older motorcoaches and finance the balance of the new motorcoaches under the revolving and other outside credit facilities. In addition, at December 31, 1996, the Company has entered into a commitment to purchase certain property for approximately $1,050,000.

  LEASES

     The Company leases certain facilities and equipment under cancelable and noncancelable operating leases. Rental expense for the years ended December 31, 1994, 1995 and 1996 was $1,808,000, $1,952,000 and $3,594,000, respectively.
Concurrent with the acquisitions of certain Founding and Purchased Companies, the Company entered into various agreements with previous owners to lease land and buildings used in the Company's operations. The terms of these leases range from May 1996 through October 2030 and provide for certain escalations in the rent expense each year. Included in the 1996 rent expenses above is approximately $467,000 of rent paid to these related parties. The following represents future minimum rental payments under noncancelable operating leases (in thousands):

Year ending December 31 --
     1997............................  $    3,224
     1998............................       2,424
     1999............................       2,182
     2000............................       2,019
     2001............................       1,557
     Thereafter......................      16,260
                                       ----------
                                       $   27,666
                                       ==========

  CLAIMS AND LAWSUITS

     The Company is subject to certain claims and lawsuits arising in the normal course of business, most of which involve claims for personal injury and property damage incurred in connection with its operations. The Company maintains various insurance coverages in order to minimize financial risk associated with the claims. The Company has provided accruals for certain of these actions in the accompanying supplemental consolidated financial statements. In the opinion of management, uninsured losses, if any, resulting from the ultimate resolution of these matters will not have a material effect on the Company's financial position or results of operations.

  REGULATORY MATTERS

     The Surface Transportation Board ("STB") must approve or exempt any consolidation or merger of two or more regulated interstate motorcoach operators or the acquisition of one such operator by another. On November 7, 1996, the STB granted the Company's petition for exemption in connection with the Pooled Companies acquired in August 1996 and the Purchased Companies. However, future acquisitions of other motorcoach operators must be approved or exempted from the need for regulatory approval by the Surface Transportation Board. There can be no assurance that the Company will be able to obtain such approval or

                        COACH USA, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

exemption with respect to future acquisitions, including the acquisitions of businesses in December 1996 and acquisitions subsequent to year-end.

  ESTIMATED INSURANCE CLAIMS PAYABLE

     The primary risks in the Company's operations are bodily injury and property damage to third parties and workers' compensation. The Company has commercial liability insurance policies that provide coverage by the insurance company, subject to deductibles ranging from $5,000 to $250,000. The Company is consolidating its insurance program under a program which provides for deductibles ranging from $100,000 to $250,000. As such, any claim within the deductible per incident would be the financial obligation of the Company.

     The accrued insurance claims payable represents management's estimate of the Company's potential claims costs in satisfying the deductible provisions of the insurance policies for claims occurring through December 31, 1996. The accrual is based on known facts and historical trends. Management believes such accrual to be adequate.

  EMPLOYEE BENEFIT PLANS

     The Company maintains certain 401(k) plans which allow eligible employees to defer a portion of their income through contributions to the plans. The Company contributed $69,000, $85,000 and $246,000 to its plans during the year ended December 31, 1994, 1995 and 1996, respectively.

  COLLECTIVE BARGAINING AGREEMENTS

     The Company is a party to various collective bargaining agreements with certain of its employees. The agreements require the Company to pay specified wages and provide certain benefits to its union employees. These agreements will expire at various times through 2000.

  COMMITMENTS

     The Company has entered into agreements with Exel Motorcoach Partnership ("Exel") whereby Exel will provide introductions to other motorcoach businesses and provide other consulting services for a term of three years. The consideration to be paid to Exel will be approximately $100,000 per year. In addition, Exel will be paid a commission on any acquisition completed by the Company with motorcoach businesses introduced to it by Exel, based on a formula ranging from 5% of the first $1,000,000 of consideration paid for the acquired business, and decreasing to a level of 1% of the consideration in excess of $4,000,000 paid for such business. A director of the Company is a principal of Exel. In connection with several acquisitions, the Company paid Exel commissions of $503,600 in 1996, based on the formula outlined above.

  RISK FACTORS

     The Company's stock began trading publicly on May 14, 1996. An investment in shares of Common Stock involves a high degree of risk, including, among others, those risks related to the Company's limited combined operating history, risks related to acquisition financing and implementation of the Company's acquisition strategy, seasonality of the motor coach business, fuel price volatility, potential exposure to environmental liabilities and reliance on key personnel.

                        COACH USA, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

11.  EMPLOYEE STOCK OPTION PLAN:

     The Company's 1996 Long-Term Incentive Plan provides for the granting of options to key employees to purchase an aggregate of not more than the greater of 1,500,000 shares or 15% of the total number of shares of the Company's Common Stock outstanding at the time of grant at fair market value on the date of grant. One-fifth of granted options generally become exercisable after one year, and continue to become exercisable in one-fifth increments each year thereafter. The options expire after ten years from the date of grant if unexercised. Outstanding options may be canceled and reissued under terms specified in the plan.

     The following table summarizes activity under the Company's stock option plans:

                                              1996
                                          ------------
Options outstanding, beginning of
  year..................................       --
     Granted (exercise price per share)
        1996 ($14.00 to $27.25).........     1,807,017
     Forfeited (exercise price per
       share)
        1996 ($14.00 to $23.75).........       (15,500)
                                          ------------
Options outstanding, end of year........     1,791,517
                                          ============

     The Company accounts for its stock-based compensation under Accounting Principles Board Statement No. 25 "Accounting for Stock Issued to Employees." Under this accounting method, no compensation expense is recognized in the supplemental consolidated statements of income if no intrinsic value of the option exists at the date of grant. In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Based
Compensation." SFAS No. 123 encourages companies to account for stock based compensation awards based on the fair value of the awards at the date they are granted. The resulting compensation cost would be shown as an expense in the statement of income. Adoption of the standard is required for fiscal years beginning after December 15, 1995. Companies can choose not to apply the new accounting method and continue to apply current accounting requirements; however, disclosure is required as to what net income and earnings per share would have been had the new accounting method been followed. While the Company did not adopt SFAS No. 123 for accounting purposes, it has implemented the disclosure requirements below which include annual pro forma disclosures of its effects on options granted since the initial grant in May 1996. Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts (in thousands except per share data):

                                                                1996
                                                             ----------
Net Earnings       As reported.............................  $   13,540
                   Pro forma...............................  $   12,023
Earnings Per Share As reported.............................  $     1.14
                   Pro forma...............................  $     1.01

                        COACH USA, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The effects of applying SFAS No. 123 in the pro forma disclosure may not be indicative of future amounts as additional awards in future years are anticipated. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Expected dividend yield.................              0.00%
Expected stock price volatility.........    34.59% - 34.78%
Risk free interest rate.................     6.43% -  6.96%
Expected life of options................           10 years

     Options outstanding at December 31, 1996, had exercise prices ranging from $14.00 to $27.25, a weighted average remaining contractual life of 9.5 years, a weighted average fair value of $14.29 per option and a weighted average exercise price of $17.71 per option.

12.  EXTRAORDINARY ITEMS:

     In connection with the merger of a Pooled Company with Coach USA in August 1996, obligations due to stockholders of $17.2 million were retired in exchange for shares of Coach USA Common Stock. The transactions resulted in an extraordinary gain on early extinguishment of debt of approximately $4.2 million, net of taxes, representing the excess of the recorded value of the obligations exchanged over the market value of the Coach USA Common Stock. This gain was partially offset by extraordinary losses of approximately $1.5 million, net of taxes, resulting from early extinguishment of debt at certain other companies.

13.  EVENTS SUBSEQUENT TO THE DATE OF AUDITORS' REPORT (UNAUDITED):

     Subsequent to March 31, 1997, the Company acquired three additional companies and has entered into a definitive agreement to acquire an additional company, which is expected to close in the second quarter of 1997. The aggregate consideration for these transactions was $8.5 million in cash, 163,304 shares of Common Stock, and $3.8 million of subordinated notes convertible into 102,128 shares of the Company's Common Stock. The Company has entered into an agreement to acquire an additional business, which is subject to approval, for consideration amounting to 300,000 shares of the Company's Common Stock.

================================================================================

  NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Available Information .....................................................    2
Incorporation of Certain Documents by Reference ...........................    2
Risk Factors ..............................................................    3
Price Range of Common Stock and Dividend Policy ...........................    8
Business ..................................................................    9
Management ................................................................   22
Principal and Selling Stockholders ........................................   24
Plan of Distribution ......................................................   26
Legal Matters .............................................................   27
Independent Public Accountants ............................................   27
Index to Financial Statements .............................................  F-1

================================================================================
================================================================================

                            ------------------------

                                1,931,481 SHARES

                                COACH USA, INC.

                                  COMMON STOCK

                               -----------------
                                   PROSPECTUS
                               -----------------

                                     , 1997
================================================================================

                                     PART II

     All capitalized terms used and not defined in Part II of this Registration Statement shall have the meanings assigned to them in the Prospectus which forms a part of this Registration Statement.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses in connection with the offering described in this Registration Statement. All of such amounts (except the SEC Registration Fee and the New York Stock Exchange Listing Fee) are estimated.

SEC Registration Fee ...........................................         $16,352
Blue Sky Fees and Expenses .....................................           5,000
Printing and Engraving Costs ...................................           2,000
Legal Fees and Expenses ........................................          20,000
Accounting Fees and Expenses ...................................          20,000
Transfer Agent and Registrar Fees and Expenses .................           4,000
Miscellaneous ..................................................           4,403
                                                                         -------
           Total ...............................................         $71,755
                                                                         =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's By-laws provide that the Company shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

     Section 145 of the General Corporation Law of the State of Delaware permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     Article Seven of the Company's Certificate of Incorporation provides that the Company's directors will not be personally liable to the Company or its stockholders for monetary damages resulting from breaches of their fiduciary duty as directors except (a) for any breach of the duty of loyalty to the Company or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under
Section 174 of the General Corporation Law of the State of Delaware, which makes directors liable for unlawful dividends or unlawful stock repurchases or redemptions, or (d) for transactions from which directors derive improper personal benefit.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

        EXHIBIT
         NUMBER                                                  DESCRIPTION
------------------------  ------------------------------------------------------------------------------------------
           2.1       --   Agreement and Plan of Organization, dated as of March 21, 1996, by and among Coach USA,
                          Inc., Suburban Transit Corp. and affiliated entities, Suburban Trails Acquisition Corp.
                          and affiliated entities and the Stockholders named therein (Incorporated by reference to
                          Exhibit 2.1 to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-
                          2704) of the Company)
           2.2       --   Agreement and Plan of Organization, dated as of March 21, 1996, by and among Coach USA,
                          Inc., Grosvenor Bus Lines, Inc., Grayline Acquisition Corp. and the Stockholders named therein (Incorporated by reference to Exhibit 2.2 to Amendment No. 1 to the Registration
                          Statement on Form S-1 (File No. 333-2704) of the Company)
           2.3       --   Agreement and Plan of Organization, dated as of March 21, 1996, by and among Coach USA,
                          Inc., Leisure Time Tours, Leisure Line Acquisition Corp. and the Stockholders named therein (Incorporated by reference to Exhibit 2.3 to Amendment No. 1 to the Registration
                          Statement on Form S-1 (File No. 333-2704) of the Company)
           2.4       --   Agreement and Plan of Organization, dated as of March 21, 1996, by and among Coach USA,
                          Inc., Community Coach, Inc. and affiliated entities, Community Coach Acquisition Corp. and affiliated entities and the Stockholders named therein (Incorporated by reference to
                          Exhibit 2.4 to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-
                          2704) of the Company)
           2.5       --   Agreement and Plan of Organization, dated as of March 21, 1996, by and among Coach USA,
                          Inc., Arrow Stage Lines, Inc., Arrow Stage Acquisition Corp. and the Stockholders named therein (Incorporated by reference to Exhibit 2.5 to Amendment No. 1 to the Registration
                          Statement on Form S-1 (File No. 333-2704) of the Company)
           2.6       --   Agreement and Plan of Organization, dated as of March 21, 1996, by and among Coach USA,
                          Inc., Cape Transit Corp., Adventure Trails Acquisition Corp. and the Stockholders named therein (Incorporated by reference to Exhibit 2.6 to Amendment No. 1 to the Registration
                          Statement on Form S-1 (File No. 333-2704) of the Company)
           2.7       --   Agreement and Plan of Reorganization dated as of August 29, 1996 by and among Coach USA,
                          Inc., Coach V Acquisition, Inc., Yellow Cab Service Corporation, George D. Kamins, Joseph
                          M. Chernow and Equus II Incorporated (Incorporated by reference to Exhibit 2.3 to the
                          Company's Current Report on Form 8-K dated September 13, 1996).
           2.8       --   Stock Purchase Agreement dated as of August 29, 1996 by and among Coach USA, Inc., Texas
                          Bus Lines, Inc. and Scott Keller (Incorporated by reference to Exhibit 2.5 to the
                          Company's Current Report on Form 8-K dated September 13, 1996).
           2.9       --   Stock Purchase Agreement dated as of August 29, 1996 by and among Coach USA, Inc., K-T
                          Contract Services, Inc., Kerrville Bus Company, Inc. and Fred Kaiser (Incorporated by
                          reference to Exhibit 2.6 to the Company's Current Report on Form 8-K dated September 13,
                          1996).

           4.1       --   Form of certificate evidencing ownership of Common Stock of Coach USA (Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 (File No. 333-2704) of
                          the Company)
           5.1       --   Opinion of Douglas M. Cerny
          23.1       --   Consent of Arthur Andersen LLP
          23.2       --   Consent of Burnside &. Rishebarger PLLC
          23.3       --   Consent of Douglas M. Cerny (contained in Exhibit 5.1)
          27         --   Financial Data Schedule

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HOUSTON, STATE OF TEXAS, ON THE 21ST DAY OF MAY, 1997.

                                          COACH USA, INC.
                                          By: /s/ RICHARD H. KRISTINIK
                                                  RICHARD H. KRISTINIK
                                             CHAIRMAN OF THE BOARD AND CHIEF
                                                   EXECUTIVE OFFICER

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard H. Kristinik, Lawrence K. King and Douglas M. Cerny and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign, execute and file this registration statement under the Securities Act and any and all amendments (including, without limitation, post-effective amendments and any amendment or amendments or additional registration statements filed pursuant to Rule 462 under the Securities Act increasing the amount of securities for which registration is being sought) to this registration statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, to sign any and all applications, registration statements, notices or other documents necessary or advisable to comply with the applicable state security laws, and to file the same, together with other documents in connection therewith, with the appropriate state securities authorities, granting unto said attorney-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                     SIGNATURE                           CAPACITY IN WHICH SIGNED              DATE
----------------------------------------------------------------------------------------   -------------
              /s/RICHARD H. KRISTINIK              Chairman of the Board and Chief         May 21, 1997
               RICHARD H. KRISTINIK                  Executive Officer (Principal
                                                     Executive Officer)

                /s/LAWRENCE K. KING                Senior Vice President, Chief            May 21, 1997
                 LAWRENCE K. KING                    Financial Officer and Director
                                                     (Principal Financial and Accounting
                                                     Officer)

                /s/STEVEN S. HARTER                Director                                May 21, 1997
                 STEVEN S. HARTER

                     SIGNATURE                           CAPACITY IN WHICH SIGNED              DATE
----------------------------------------------------------------------------------------   -------------
              /s/JOHN MERCADANTE, JR.              President, Chief Operating Officer      May 21, 1997
               JOHN MERCADANTE, JR.                  and Director

               /s/FRANK P. GALLAGHER               Senior Vice President -- Corporate      May 21, 1997
                FRANK P. GALLAGHER                   Development and Director

               /s/GERALD MERCADANTE                Senior Vice President -- Northeast      May 21, 1997
                 GERALD MERCADANTE                   Region Operations and Director

              /s/CHARLES D. BUSSKOHL               Director                                May 16, 1997
                CHARLES D. BUSSKOHL

                /s/WILLIAM J. LYNCH                Director                                May 21, 1997
                 WILLIAM J. LYNCH

                /s/PAUL M. VERROCHI                Director                                May 21, 1997
                 PAUL M. VERROCHI

                /s/THOMAS A. WERBE                 Director                                May 21, 1997
                  THOMAS A. WERBE

                               INDEX TO EXHIBITS

                                                                                                                     SEQUENTIALLY
        EXHIBIT                                                                                                        NUMBERED
         NUMBER                                                  DESCRIPTION                                             PAGE
------------------------  ------------------------------------------------------------------------------------------ -------------
           2.1       --   Agreement and Plan of Organization, dated as of March 21, 1996, by and among Coach USA,
                          Inc., Suburban Transit Corp. and affiliated entities, Suburban Trails Acquisition Corp.
                          and affiliated entities and the Stockholders named therein (Incorporated by reference to
                          Exhibit 2.1 to Amendment No. 1 to the Registration Statement on Form S-1 (File No.
                          333-2704) of the Company)
           2.2       --   Agreement and Plan of Organization, dated as of March 21, 1996, by and among Coach USA,
                          Inc., Grosvenor Bus Lines, Inc., Grayline Acquisition Corp. and the Stockholders named therein (Incorporated by reference to Exhibit 2.2 to Amendment No. 1 to the Registration
                          Statement on Form S-1 (File No. 333-2704) of the Company)
           2.3       --   Agreement and Plan of Organization, dated as of March 21, 1996, by and among Coach USA,
                          Inc., Leisure Time Tours, Leisure Line Acquisition Corp. and the Stockholders named therein (Incorporated by reference to Exhibit 2.3 to Amendment No. 1 to the Registration
                          Statement on Form S-1 (File No. 333-2704) of the Company)
           2.4       --   Agreement and Plan of Organization, dated as of March 21, 1996, by and among Coach USA,
                          Inc., Community Coach, Inc. and affiliated entities, Community Coach Acquisition Corp. and affiliated entities and the Stockholders named therein (Incorporated by reference to
                          Exhibit 2.4 to Amendment No. 1 to the Registration Statement on Form S-1 (File No.
                          333-2704) of the Company)
           2.5       --   Agreement and Plan of Organization, dated as of March 21, 1996, by and among Coach USA,
                          Inc., Arrow Stage Lines, Inc., Arrow Stage Acquisition Corp. and the Stockholders named therein (Incorporated by reference to Exhibit 2.5 to Amendment No. 1 to the Registration
                          Statement on Form S-1 (File No. 333-2704) of the Company)
           2.6       --   Agreement and Plan of Organization, dated as of March 21, 1996, by and among Coach USA,
                          Inc., Cape Transit Corp., Adventure Trails Acquisition Corp. and the Stockholders named therein (Incorporated by reference to Exhibit 2.6 to Amendment No. 1 to the Registration
                          Statement on Form S-1 (File No. 333-2704) of the Company)
           2.7       --   Agreement and Plan of Reorganization dated as of August 29, 1996 by and among Coach USA,
                          Inc., Coach V Acquisition, Inc., Yellow Cab Service Corporation, George D. Kamins, Joseph
                          M. Chernow and Equus II Incorporated (Incorporated by reference to Exhibit 2.3 to the
                          Company's Current Report on Form 8-K dated September 13, 1996).
           2.8       --   Stock Purchase Agreement dated as of August 29, 1996 by and among Coach USA, Inc., Texas
                          Bus Lines, Inc. and Scott Keller (Incorporated by reference to Exhibit 2.5 to the
                          Company's Current Report on Form 8-K dated September 13, 1996).
           2.9       --   Stock Purchase Agreement dated as of August 29, 1996 by and among Coach USA, Inc., K-T
                          Contract Services, Inc., Kerrville Bus Company, Inc. and Fred Kaiser (Incorporated by
                          reference to Exhibit 2.6 to the Company's Current Report on Form 8-K dated September 13,
                          1996).
           4.1       --   Form of certificate evidencing ownership of Common Stock of Coach USA (Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 (File No. 333-2704) of
                          the Company)
           5.1       --   Opinion of Douglas M. Cerny
          23.1       --   Consent of Arthur Andersen LLP
          23.2       --   Consent of Burnside &. Rishebarger PLLC
          23.3       --   Consent of Douglas M. Cerny (contained in Exhibit 5.1)
          27         --   Financial Data Schedule
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